Exhibit 99.1

Execution Version

STOCK PURCHASE AGREEMENT

by and among

AMERI-CAN EDUCATION GROUP CORP.,

THE HOLDERS OF ALL OF THE OUTSTANDING CAPITAL STOCK OF

AMERI-CAN EDUCATION GROUP CORP.,

JOHN ZONGHAI HAN, as Sellers’ Representative,

and

ELITE EDUCATION GROUP INTERNATIONAL LIMITED, as Purchaser

November 24, 2021

-i-

-ii-

INDEX OF DEFINED TERMS

Term	Page

A&R Charter	1
Accounts Receivable	40
Acquisition/Disposition Agreement	22
affiliate	40
Agreement	1
Amendment to Debt Conversion Agreement	5
Balance Sheet	10
Balance Sheet Date	10
Benefit Plans	13
Business Day	40
Cash	2
Cash Purchase Price	2
CERCLA	23
Claimant	37
Closing	3
Closing Date	3
Closing Payment	2
Code	14
Commitment	40
Common Stock	8
Company	1
Company Disclosure Schedule	8
Company Intellectual Property	18
Company Material Adverse Effect	41
Company Owned Intellectual Property	41
Company Systems	41
Competing Business Activity	30
Computer Software	20
Confidential Information	31
Confidentiality Agreement	32
Consent	41
Debt Conversion Agreement	5
Disagreement Notice	38
Dispute	41
Effective Time	3
Election Notice	38
Encumbrances	41
Environmental Laws	23
Environmental Permits	24
Equity Securities	42
ERISA	13
ERISA Affiliate	13
Escrow Agent	4
Escrow Agreement	4

-iii-

Escrow Amount	2
Escrow Fund	4
Exchange Act	29
Financial Statements	10
Former Properties	24
Fundamental Representations	42
Funded Debt	2
GAAP	42
Governing Documents	42
Government Contract	42
Government Contract Bid	42
Governmental Entity	42
Hazardous Materials	23
Historical Financial Statements	10
Indebtedness	2
Indemnification Notice	37
Indemnifying Party	37
Independent Accounting Firm	34
Intellectual Property	18
Intercompany Liability	42
Interim Financial Statements	10
Knowledge of the Company	42
Law	42
Leased Real Property	17
Liability	42
Litigation Notice	37
Loss	43
Losses	43
Material Commitments	22
Materiality Qualifiers	36
Most Recent Balance Sheet Date	10
Off-the-Shelf Software	43
Order	43
Ordinary Course of Business	43
Other Indebtedness	2
Parties	1
Party	1
PCBs	23
Permit	43
Permitted Encumbrance	43
Person	43
Personnel	43
Policies	25
Pre-Closing Tax Period	3
Privacy Policies	20
Proceeding	43
Prohibited Person	44
Proprietary Software	44
Protected Information	20
Protected Person	30

-iv-

Purchase Price	2
Purchased Securities	1
Purchaser	1
Purchaser Indemnified Parties	35
Purchaser Material Adverse Effect	29
Purchaser Shares	2
RCRA	23
Reasonable Efforts	44
Registered Intellectual Property	18
Related Agreements	44
Release	24
Resignation Notice	7
Restricted Territory	30
Restrictive Covenant Period	30
Sellers	1
Sellers’ Representative	6
Shares	1
Specified Tax Liability	3
Stockholders’ Agreement	1
Straddle Period	3
subsidiary	44
Tax Proceeding	34
Tax Return	3
Threshold	36
Transaction Expenses	3
Transaction Expenses Certificate	2
Transfer Taxes	44
Unauthorized Use	20

-v-

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT, dated as of November 24, 2021 (this “Agreement”), by and among AMERI-CAN EDUCATION GROUP CORP., an Ohio corporation (the “Company”), the sellers listed under the caption “Sellers” on the signature pages hereto (“Sellers”), John Zonghai Han, as the Sellers’ Representative, and ELITE EDUCATION GROUP INTERNATIONAL LIMITED (“Purchaser”), a company limited by shares organized under the laws of the British Virgin Islands. The Company, Sellers, Sellers’ Representative and Purchaser are each sometimes referred to herein individually as a “Party” and together as the “Parties”.

WHEREAS, Sellers are the owners of all of the outstanding shares of capital stock (the “Shares”) of the Company;

WHEREAS, prior to the effectiveness of this Agreement, Sellers caused the Articles of Incorporation of the Company to be amended and restated to provide for, among other things, voting and non-voting common stock (the “A&R Charter”);

WHEREAS, Sellers currently own the Shares of voting and non-voting common stock of the Company set forth across from each Seller’s name on Exhibit A attached hereto;

WHEREAS, Purchaser desires to purchase from each Seller, and each Seller desires to sell to Purchaser, the number of Shares set forth across from such Seller’s name on Exhibit A (collectively, the “Purchased Securities”), in each case upon the terms and subject to the conditions of this Agreement; and

WHEREAS, in connection with the transactions contemplated hereby, at the Closing, the Company, Sellers and Purchaser are entering into a Stockholders’ Agreement of the Company (the “Stockholders’ Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

ARTICLE I
PURCHASE AND SALE

Section 1.1 Purchase and Sale. Upon the terms and subject to the conditions set forth in this Agreement and on the basis of the representations, warranties, covenants and agreements contained herein, at the Closing as provided in Section 1.3, Sellers shall sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase from Sellers, all of Sellers’ respective right, title and interest in and to the Purchased Securities, free and clear of Encumbrances (other than any restrictions under the Securities Act or applicable state securities laws).

Section 1.2 Purchase Price.

(a) In full consideration of the transfer of the Purchased Securities, the aggregate purchase price for the Purchased Securities (the “Purchase Price”) shall be (i) $1,250,000 in cash (the “Cash Purchase Price”), plus (ii) 201,613 shares of common stock of Purchaser at a share price of $6.20 per share (the “Purchaser Shares”). The Purchase Price shall be payable as set forth in Section 1.4.

(b) Prior to the date hereof, the Sellers’ Representative delivered to Purchaser a certificate (the “Transaction Expenses Certificate”) setting forth all Transaction Expenses that will be unpaid as of the Closing.

(c) For purposes of this Agreement:

(i) “Cash” means as of the close of business on the day immediately prior to the Closing Date, the cash and cash equivalents in any and all bank accounts of the Company and its subsidiaries; provided, however, that, notwithstanding anything to the contrary contained herein, (A) Cash shall be reduced by the aggregate amount of (1) any issued but uncleared checks issued by the Company or any subsidiary of the Company prior to the close of business on the day immediately prior to the Closing, and (2) cash overdrafts and other negative balances of unrestricted cash and cash equivalents in any bank account of the Company or any of its subsidiaries, and (B) Cash shall not include any Cash that is not freely useable and available to the Company and its subsidiaries because it is subject to restrictions or limitations on use either by Commitment (including security deposits made by the Company or its subsidiaries), for regulatory or legal purposes, or is Cash that is collected in advance, is being held on behalf of a third party and represents a liability to such third party.

(ii) “Closing Payment” means an amount equal to (A) the Cash Purchase Price, minus (B) all Transaction Expenses set forth in the Transaction Expenses Certificate, minus (C) the Escrow Amount.

(iii) “Escrow Amount” means $250,000 in cash plus 40,322 Purchaser Shares.

(iv) “Funded Debt” means, with respect to any Person (or if no other Person is specified, with respect to the Company and its subsidiaries), without duplication, all Liabilities of such Person for: (A) indebtedness for borrowed money (including the aggregate principal amount thereof and the aggregate amount of any accrued but unpaid interest), including bonds, notes, debentures and similar instruments; (B) the deferred purchase price of assets, properties or services (including all Liabilities created or arising under any conditional sale or other title retention Commitment with respect to any such property), other than customary trade credit; (C) reimbursement obligations with respect to any letter of credit, banker’s acceptances, bank overdrafts, surety bonds, other financial guarantees and interest rate protection agreements (without duplication of other indebtedness supported or guaranteed thereby), and similar credit transactions securing obligations of a third party, but only to the extent drawn or called (and not reimbursed) prior to Closing; (D) capitalized lease obligations that are classified as a liability in accordance with the Accounting Standard Codification Topic 842, including lease-back obligations and excluding operating lease obligations recorded as a result of ASC 842 (and for the avoidance of doubt Fund Debt shall include any finance lease obligations recognized under ASC 842); (E) out-of-the-money swaps, foreign currency exchange agreements or similar hedging Commitments; (F) “earn-out”, contingent or similar type payments, whether or not then due (provided that if not due at or prior to the Closing, such amount shall reduce the Purchase Price at Closing but shall not be paid at Closing); (G) all outstanding severance and similar obligations as of the Closing (including any amounts payable in respect thereof as of and after the Closing, and any amounts payable to offset any excise taxes imposed under Section 4999 of the Code and any related income taxes) (and the employer portion of payroll taxes thereon), in each case only to the extent not included in the determination of Transaction Expenses; (H) all penalty payments, premiums, charges, yield maintenance amounts and other expenses (1) payable as a result of or in connection with the prepayment of any obligations of the types referred to in clauses (A) through (G) (assuming for purposes of calculating such amounts that such prepayment occurs immediately prior to or at the time of the Closing on the Closing Date), or (2) in respect of obligations of the types referred to in clauses (A) through (G) above that are triggered or accelerated solely as a result of the transactions contemplated hereby; and (I) obligations to guarantee any of the foregoing Liabilities referred to in clauses (A) through (G).

(v) “Indebtedness” means Funded Debt and Other Indebtedness.

(vi) “Other Indebtedness” means, with respect to any Person (or if no other Person is specified, with respect to the Company and its subsidiaries), without duplication, all Liabilities of such Person for: (A) letter of credit, banker’s acceptances, bank overdrafts, surety bonds, other financial guarantees and interest rate protection agreements (without duplication of other indebtedness supported or guaranteed thereby), and similar credit transactions securing obligations of a third party, in each case, to the extent not drawn upon or otherwise matured; (B) off-balance sheet financing, including project financing; and (C) all other Liabilities required to be reported as short-term or long-term indebtedness on a balance sheet of such Person prepared in accordance with GAAP.

(vii) “Pre-Closing Tax Period” means all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any Straddle Period.

(viii) “Purchase Price” has the meaning set forth in Section 1.2(a) above.

(ix) “Specified Tax Liability” means (A) all Liability for Taxes of the Company and its subsidiaries for all Pre-Closing Tax Periods (including the portion of any Straddle Period prior to the Closing Date), (B) all Liability for Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company or any of its subsidiaries is or was a member at or prior to the Closing (including pursuant to Treasury Regulation Section 1.1502-6(a) (or a comparable state or local Tax provision)), (C) all Liability for Taxes of the Sellers, and (D) all Liability for Taxes of any Person (other than the Company or any subsidiary of the Company) imposed on the Company or any subsidiary of the Company as a transferee or successor, by contract or pursuant to any Law, which Taxes relate to an event or transaction occurring before the Closing. In the case of any Straddle Period, the amount of Taxes that relate to a Pre-Closing Tax Period shall be determined in accordance with Section 6.1.

(x) “Straddle Period” has the meaning set forth in Section 6.1.

(xi) “Tax” or “Taxes” shall mean all taxes, assessments, charges, duties, fees, levies or other governmental charges including all United States federal, state, local, foreign and other income, franchise, profits, gross receipts, capital gains, capital stock, transfer, sales, use, value added, occupation, property, excise, severance, windfall profits, stamp, license, payroll, social security, withholding and other taxes, assessments, charges, duties, fees, levies or other governmental charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), all estimated taxes, deficiency assessments, additions to tax, penalties and interest and shall include any liability for such amounts as a result of (A) being a transferee or successor or member of a combined, consolidated, unitary or affiliated group, or (B) a contractual obligation to indemnify any Person.

(xii) “Tax Return” means and includes all returns, statements, declarations, estimates, forms, reports, information returns and any other documents (including all consolidated, affiliated, combined or unitary versions of the same), including all related and supporting information, filed or required to be filed with any Governmental Entity in connection with the determination, assessment, reporting, payment, collection or administration of any Taxes.

(xiii) “Transaction Expenses” means, without duplication, the sum of all (A) stay bonus, retention bonus and other similar payments to be paid by the Company or its subsidiaries to any Personnel in connection with an employee’s continued employment with the Company and its subsidiaries, (B) transaction-related bonuses and change-of-control-related bonuses due to any Personnel of the Company or its subsidiaries in connection with the transactions contemplated by this Agreement, (C) separation, severance, termination and other similar payments or benefits established prior to the Closing that are payable by the Company or its subsidiaries as a result of any transaction contemplated by this Agreement, (D) commission, success fees, brokerage fees, investment banking fees and similar fees payable by the Company or any of its subsidiaries to a Person as a result of any transaction contemplated by this Agreement, (E) legal, accounting, financial advisory and other third party advisory or consulting fees and other expenses incurred by the Company or its subsidiaries in connection with the transactions contemplated by this Agreement, including those of Lei Jiang LLC and those, if any, set forth on Section 2.21 of the Company Disclosure Schedule, and (F) the portion of the escrow fee to be paid to the Escrow Agent by Sellers or Sellers’ Representative at Closing under the Escrow Agreement, in the case of each of clauses (A) – (F), that are not paid prior to the Closing; provided, however, that Transaction Expenses (x) shall include, to the extent applicable, any payroll, social security, unemployment or similar Taxes required to be paid by the Company or its subsidiaries in connection with any of the items described in clauses (A) – (F) of this definition of Transaction Expenses, and (y) shall not include any items to the extent included in Funded Debt.

Section 1.3 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place on the date hereof (the “Closing Date”). In lieu of an in-person Closing, the Closing will instead be accomplished by facsimile or email (in PDF format) transmission to the respective offices of legal counsel for the Parties of the requisite documents, duly executed where required, delivered upon actual confirmed receipt, with originals to be delivered as promptly as practicable following the Closing; provided that the original stock certificates and stock powers representing the Purchased Securities and the issued and outstanding shares of each subsidiary of the Company shall be delivered at or prior to the Closing to the offices of Schiff Hardin, 233 S. Wacker Drive, Suite 7100, Chicago, IL 60606. The effective time of the Closing (the “Effective Time”) will be at 12:01 a.m., Eastern Time, on the Closing Date. All proceedings to be taken and all documents to be executed and delivered by all parties at the Closing will be deemed to have been taken and executed simultaneously and no proceedings will be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered.

Section 1.4 Closing Payments and Deliveries.

(a) At the Closing, Purchaser will (i) pay the Closing Payment to Sellers as further set forth on Exhibit A, by bank wire transfer of immediately available funds to the accounts and in accordance with the wire instructions designated by the Sellers’ Representative to Purchaser prior to the date hereof, and (ii) issue the Purchaser Shares to Sellers as further set forth on Exhibit A.

(b) In addition, at the Closing, Purchaser shall:

(i) deposit the Escrow Amount into an escrow fund (the “Escrow Fund”) pursuant to the terms of the escrow agreement (the “Escrow Agreement”), entered into among Purchaser, Sellers’ Representative and U.S. Bank, National Association, as escrow agent (U.S. Bank, National Association, or any successor thereto pursuant to the terms of the Escrow Agreement, the “Escrow Agent”);

(ii) at the election of Purchaser, either (A) pay on behalf of the Company and its subsidiaries, to such account or accounts as the Company or Sellers’ Representative specifies to Purchaser, or (B) pay to the Company, and immediately thereafter at the Closing the Company shall pay, or cause its applicable subsidiaries to pay, each of the Transaction Expenses, to the extent not paid prior to the Closing, specified in the Transaction Expenses Certificate; and

(iii) deliver to Sellers’ Representative the following documents, instruments and writings:

(A) a certificate signed by a duly authorized representative of Purchaser certifying as of the Closing Date (i) a true and complete copy of the Governing Documents of Purchaser; (ii) a true and complete copy of the resolutions of the board of directors of Purchaser authorizing the execution, delivery and performance by Purchaser of this Agreement and the consummation of the transactions contemplated by this Agreement; and (iii) incumbency matters;

(B) a certificate of the Secretary of State or other applicable Governmental Entity certifying the good standing of Purchaser in its jurisdiction of organization as of a date within seven days of the Closing Date;

(C) a counterpart to the Stockholders’ Agreement duly executed by Purchaser; and

(D) a counterpart to the Escrow Agreement duly executed by Purchaser.

(c) At or prior to the Closing, Sellers, Sellers’ Representative or the Company shall deliver or cause to be delivered to Purchaser the following documents, instruments and writings:

(i) a certificate executed by Sellers’ Representative on behalf of Sellers certifying as of the Closing Date (A) a true and complete copy of the Governing Documents of the Company; (B) true and complete copies of the resolutions of the board of directors of the Company and of Sellers authorizing the execution, delivery and performance by the Company and by Sellers of this Agreement and the consummation of the transactions contemplated by this Agreement; and (C) incumbency matters;

(ii) a certificate of the Secretary of State or other applicable Governmental Entity certifying the good standing of the Company in its jurisdiction of organization as of a date within seven days of the Closing Date;

(iii) certificates representing the Purchased Securities, which shall be duly endorsed in blank, or accompanied by stock powers duly endorsed in blank in proper form for transfer, and any such other instruments of sale, transfer, assignment, loss, conveyance and delivery as are required in order to transfer to Purchaser good title to the Purchased Securities hereunder, free and clear of all Encumbrances (other than any restrictions under the Securities Act or applicable state securities laws);

(iv) written resignations, effective as of the Closing Date, of each of the directors, managers and officers of the Company and its subsidiaries (except to the extent otherwise requested by Purchaser) from all directorships, manager positions and offices with the Company and its subsidiaries, respectively;

(v) a counterpart to the Stockholders’ Agreement duly executed by each Seller;

(vi) a counterpart to the Escrow Agreement duly executed by Sellers’ Representative;

(vii) an amendment (the “Amendment to Debt Conversion Agreement”) to that certain Debt Conversion Agreement (the “Debt Conversion Agreement”) dated as of December 17, 2019, between the Company and Davis College, Inc., an Ohio corporation, in form and substance acceptable to Purchaser, duly executed by each of the Company, Davis College, Inc. and Diane Brunner;

(viii) either (A) a duly executed certification in form and substance reasonably acceptable to Purchaser from each Seller that such Seller is not a “foreign person” under the meaning of Treasury Regulation Section 1.1445-2(b)(2)(i)(A), or (B) a duly executed certification in form and substance reasonably acceptable to Purchaser that meets the requirements of Treasury Regulation Section 1.1445-2(c)(3) issued by the Company dated as of the Closing Date certifying that the Company is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time during the five-year period ending on the Closing Date. Notwithstanding anything to the contrary contained herein, if the Company or any Seller fails to provide Purchaser with such certification, Purchaser and Sellers’ Representative shall be entitled to withhold the requisite amount from such Seller’s portion of the Closing Payment in accordance with Section 1445 of the Code and the Treasury Regulations promulgated thereunder;

(ix) landlord consent and estoppel certificates in form and substance reasonably acceptable to Purchaser for each parcel of Leased Real Property listed on Section 2.11(b) of the Company Disclosure Schedule, duly executed by each landlord of such parcels of Leased Real Property;

(x) a duly executed consent of spouse/domestic partner in the form attached hereto as Exhibit 5.7 with respect to the transactions contemplated hereby from the spouse or domestic partner, if applicable, of each Seller that is a natural person that resides (or whose spouse or domestic partner resides) in a community property state or jurisdiction;

(xi) all minute books, ledgers and registers, corporate seals and other corporate records relating to the organization, ownership and maintenance of the Company and its subsidiaries; and

(xii) such other documents, instruments and writings as may be reasonably requested by Purchaser at or prior to the Closing pursuant to this Agreement or otherwise in connection herewith.

(d) Purchaser and the Company and its subsidiaries shall be entitled to deduct and withhold (or, as applicable, cause to be deducted and withheld) from any and all payments made under this Agreement such amounts as may be required to be deducted and withheld under applicable Laws. To the extent such amounts are withheld and paid to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would have otherwise been paid.

Section 1.5 Sellers’ Representative.

(a) By the execution and delivery of this Agreement, each Seller hereby irrevocably constitutes and appoints John Zonghai Han as the initial true and lawful agent and attorney-in-fact (the “Sellers’ Representative”) of Sellers with full authority and power of substitution to act in the name, place and stead of such Sellers with respect to the consummation of the transactions contemplated hereunder and under the Escrow Agreement. Further, Sellers’ Representative has full power and authority, on behalf of each Seller and his, her or its successors and assigns, to:

(i) interpret the terms and provisions of this Agreement and the documents to be executed and delivered by Sellers in connection herewith;

(ii) execute and deliver and receive deliveries of all agreements, amendments, certificates, statements, notices, approvals, extensions, waivers, undertakings and other documents required or permitted to be given in connection with the consummation of the transactions contemplated by this Agreement and the Escrow Agreement;

(iii) receive any amounts due or to be paid to Sellers hereunder or under the Escrow Agreement;

(iv) allocate among Sellers and distribute and pay to Sellers any amount to be paid to Sellers or to be paid to Sellers’ Representative on behalf of Sellers hereunder and delivery of wire instructions to Purchaser in connection with the foregoing;

(v) allocate among Sellers and distribute and pay to Sellers any amount to be paid to Sellers or to be paid to Sellers’ Representative on behalf of Sellers under the Escrow Agreement, including, solely for internal allocation purposes among Sellers, adjusting the amount of the Escrow Fund to be received by any Seller for any amounts deducted therefrom in connection with a breach or inaccuracy of any representation or warranty made severally (but not jointly) by such Seller, and delivery of wire instructions to the Escrow Agent in connection therewith;

(vi) authorize delivery to any Purchaser Indemnified Party of the Escrow Fund, or any portion thereof, in satisfaction of indemnification claims brought by any Purchaser Indemnified Party for Losses hereunder;

(vii) object to deliveries of the Escrow Fund or any portion thereof for Losses hereunder;

(viii) act on behalf of Sellers in all matters relating to ARTICLE VII of this Agreement, including agreeing to, negotiating, entering into settlements and compromises of, and assuming the defense of, indemnification claims and initiating claims and complying with Orders with respect to such indemnification claims, and to take all actions necessary or appropriate in the judgment of Sellers’ Representative for the accomplishment of the foregoing;

(ix) deliver or cause to be delivered to Purchaser at the Closing certificates representing the Purchased Securities to be sold by such Seller hereunder;

(x) take any and all actions that may be necessary or desirable, as determined by Sellers’ Representative in its sole discretion, in connection with the amendment of the Escrow Agreement in accordance with its terms;

(xi) give and receive notices and communications;

(xii) receive service of process in connection with any indemnification claims under this Agreement; and

(xiii) take any and all other actions and do any and all other things necessary or appropriate in the judgment of the Sellers’ Representative on behalf of any or all Sellers in connection with this Agreement, the Escrow Agreement, and the transactions contemplated hereby and thereby.

(b) Purchaser shall be entitled to deal exclusively with Sellers’ Representative on behalf of any Seller with respect to all matters relating to this Agreement and the Related Agreements and the transactions contemplated hereunder and thereunder. Purchaser, and any other Person, may conclusively and absolutely rely, without inquiry and without further evidence of any kind whatsoever), upon any consent, approval or action of Sellers’ Representative as the consent, approval or action, as the case may be, of each Seller individually and all Sellers as a group in all matters referred to herein, and each Seller confirms all that Sellers’ Representative shall do or cause to be done by virtue of its appointment as Sellers’ Representative.

(c) Each Seller hereby consents and agrees to all actions or inactions taken or omitted to be taken by Sellers’ Representative under this Agreement and hereby agrees to indemnify and hold harmless Sellers’ Representative from and against all damages, Losses, Liabilities, charges, penalties, costs and expenses (including court costs and legal fees and expenses) incurred in any Proceeding between any such Person or Persons and Sellers (or any of them) or between any such Person or Persons and any third party or otherwise incurred or suffered as a result of or arising out of such actions or inactions of Sellers’ Representative (except for actions or inactions resulting from the willful malfeasance or gross negligence of Sellers’ Representative). Sellers’ Representative shall have the right to retain legal counsel and other advisors and to incur such fees as Sellers’ Representative deems reasonable and necessary in the exercise of its responsibilities hereunder and to seek payment or reimbursement from Sellers for such fees and expenses, including solely with respect to the internal relationship among Sellers’ Representative and Sellers setting off such fees and expenses against amounts otherwise payable to Sellers under this Agreement and the Escrow Agreement; for the avoidance of doubt, nothing in this Section 1.5 shall put Purchaser and its affiliates in a less favorable position than if this Agreement did not contain this Section 1.5.

(d) Sellers’ Representative may resign upon 90 days prior written notice thereof (the “Resignation Notice”) to Purchaser and each Seller; provided that a successor Sellers’ Representative shall have been duly appointed pursuant to this Section 1.5(d) prior to the retiring Sellers’ Representative’s resignation. Upon receipt of the Resignation Notice, a majority of Sellers (based on their respective ownership of Purchased Securities prior to the Closing) shall appoint a successor Sellers’ Representative. If no successor Sellers’ Representative shall have been appointed by Sellers, and shall have accepted such appointment, within 60 days after delivery of the Resignation Notice, then the Sellers’ Representative wishing to resign shall, on behalf of Sellers, appoint a successor Sellers’ Representative, which shall be any Seller. Upon the acceptance of its appointment as Sellers’ Representative hereunder by a successor Sellers’ Representative, such successor Sellers’ Representative shall succeed to and become vested, effective no earlier than 90 days after delivery of the Resignation Notice, with all the rights and duties of the retiring Sellers’ Representative, and the retiring Sellers’ Representative shall be discharged from its duties and obligations hereunder. After the retiring Sellers’ Representative’s resignation hereunder as Sellers’ Representative, the provisions of this Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Sellers’ Representative.

ARTICLE II
REPRESENTATIONS AND WARRANTIES
WITH RESPECT TO THE COMPANY

Except as set forth in the written statement identified as the Company Disclosure Schedule attached to this Agreement (“Company Disclosure Schedule”), Sellers hereby, jointly and severally, represent and warrant to Purchaser, as of the date hereof, as follows:

Section 2.1 Organization.

(a) The Company. The Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Section 2.1(a) of the Company Disclosure Schedule lists all jurisdictions in which the Company is qualified to do business. The Company is duly qualified or licensed to do business and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company has heretofore made available to Purchaser complete and correct copies of the Governing Documents of the Company as presently in effect.

(b) Subsidiaries. Each subsidiary of the Company is duly formed and validly existing under the laws of the jurisdiction of its organization and has all requisite corporate or limited liability company, as the case may be, power and authority to carry on the business in which it is presently engaged and to own, lease and use the properties presently owned, leased and used by it. True and correct copies of the Governing Documents as presently in effect for each subsidiary of the Company have been made available to Purchaser. Each subsidiary of the Company is qualified to conduct business and is in good standing or is active, as the case may be, under the laws of each jurisdiction wherein the nature of its business or its ownership of property requires it to be so qualified, except where the failure to be so qualified could not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Section 2.1(b) of the Company Disclosure Schedule lists all jurisdictions in which each subsidiary of the Company is qualified to do business.

Section 2.2 Capitalization.

(a) (i) The authorized Equity Securities of the Company consists of 2,000 shares of common stock, $0 par value per share (the “Common Stock”), 200 shares of which are non-voting Common Stock, and 1,800 shares of which are voting Common Stock. 1,000 shares of Common Stock are issued and outstanding and owned of record by Sellers and 1,000 shares of Common Stock are held in the treasury of the Company. All of the Company’s outstanding Equity Securities are duly authorized, validly issued, fully paid and non-assessable.

(i) Except as set forth in Section 3.1 of the Company Disclosure Schedule, there are not outstanding (A) any Shares or other Equity Securities of the Company, or (B) any warrants, options, calls, pre-emptive rights, subscriptions, “phantom” stock rights or other rights, agreements, arrangements, convertible or exchangeable securities or other Commitments (other than this Agreement) pursuant to which the Company is or may become obligated to issue, transfer, sell, purchase, return or redeem or cause to be issued, transferred, sold, purchased, returned or redeemed any Equity Securities of the Company.

(ii) The Shares have not been issued in violation of, and the Shares are not subject to, any purchase option, call, right of first refusal, preemptive, subscription or similar rights under any Law, the Governing Documents of the Company, any Commitment to which the Company is subject, bound or a party, or otherwise. There are no voting trusts or other Commitments to which the Company is a party with respect to the voting of the Equity Securities of the Company.

(iii) There are no Equity Securities of the Company reserved for issuance for any purpose. There are no outstanding contractual obligations of the Company to provide funds or to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person.

(b) (i) The authorized, issued and outstanding Equity Securities of each of the subsidiaries of the Company is set forth in Section 2.2(b) of the Company Disclosure Schedule. Each subsidiary of the Company is either wholly owned by the Company or a subsidiary of the Company, as indicated in Section 2.2(b) of the Company Disclosure Schedule. All of each subsidiary’s outstanding Equity Securities is duly authorized, validly issued, fully paid and non-assessable, and free and clear of all Encumbrances.

(i) Except as set forth in Section 2.2(b) of the Company Disclosure Schedule, there are not outstanding (A) any Equity Securities of any subsidiary, or (B) any warrants, options, calls, pre-emptive rights, subscriptions, “phantom” stock rights or other rights, agreements, arrangements, convertible or exchangeable securities or other Commitments (other than this Agreement) pursuant to which any subsidiary is or may become obligated to issue, transfer, sell, purchase, return or redeem or cause to be issued, transferred, sold, purchased, returned or redeemed any Equity Securities of a subsidiary or the Company.

(ii) The outstanding Equity Securities of the subsidiaries have not been issued in violation of, and such Equity Securities are not subject to, any purchase option, call, right of first refusal, preemptive, subscription or similar rights under any Law, the Governing Documents of any subsidiary or the Company, any Commitment to which any subsidiary or the Company is subject, bound or a party, or otherwise. There are no voting trusts or other Commitments to which any subsidiary is a party with respect to the voting of the Equity Securities of any subsidiary or the Company.

(iii) There are no Equity Securities of any subsidiary reserved for issuance for any purpose. There are no outstanding contractual obligations of any subsidiary to provide funds or to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person.

(c) Neither the Company nor any of its subsidiaries owns or holds the right to acquire any Equity Securities of any Person or has any direct or indirect equity or ownership interest in any business, or is a member of or participant in any partnership, joint venture or similar Person.

Section 2.3 Authorization; Validity of Agreements; Consents and Approvals; No Violations.

(a) The Company has full corporate power and authority to execute and deliver this Agreement and each of the Related Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Company of this Agreement and each of the Related Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by its board of directors and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and each of the Related Agreements to which it is a party and the consummation by it of the transactions contemplated hereby and thereby. This Agreement and each of the Related Agreements to which the Company is a party have been duly executed and delivered by the Company and, assuming due and valid execution and delivery hereof and thereof by each other party thereto, are valid and binding obligations of the Company, enforceable against it in accordance with their respective terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b) Except for matters specifically described in this Agreement, neither the execution, delivery or performance by the Company of this Agreement and each of the Related Agreements to which it is a party nor the consummation by the Company of the transactions contemplated hereby or thereby will (A) violate or conflict with any provision of any Governing Document of the Company; (B) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or result in the creation of any Encumbrance upon any Equity Security or asset or property of the Company or any of its subsidiaries under any of the terms, conditions or provisions of, any material Commitment to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any of their respective properties or assets may be bound; (C) violate any Order or any Law or (D) require on the part of the Company or any of its subsidiaries any Consent from any Governmental Entity.

Section 2.4 Financial Statements; Indebtedness; Receivables.

(a) Section 2.4(a) of the Company Disclosure Schedule contains:

(i) the accountant-prepared consolidated balance sheets of the Company and its subsidiaries as of June 30, 2017, 2018, 2019, 2020 and 2021, and the accountant-prepared consolidated statements of income and cash flows of the Company and its subsidiaries for the years ended June 30, 2017, 2018, 2019, 2020 and 2021, together with the notes to such financial statements (the accountant-prepared consolidated balance sheet of the Company and its subsidiaries as of June 30, 2021 is referred to herein as the “Balance Sheet,” the financial statements described in this Section 2.4(a)(i) are collectively referred to herein as the “Historical Financial Statements,” and June 30, 2021 is referred to herein as the “Balance Sheet Date”); and

(ii) the unaudited consolidated balance sheet of the Company and its subsidiaries as of September 30, 2021 (the “Most Recent Balance Sheet Date”) and the unaudited consolidated statements of income and cash flows of the Company and its subsidiaries for the nine months ended September 30, 2021, together with the notes to such financial statements (the financial statements described in this Section 2.4(a)(ii) are collectively referred to herein as the “Interim Financial Statements,” and all of the financial statements described in Section 2.4(a)(i) and (ii) are collectively referred to herein as the “Financial Statements”).

(b) Each balance sheet (including any related notes) included in the Financial Statements presents fairly in all material respects the consolidated financial position of the Company and its subsidiaries as of the date thereof, and each income statement (including any related notes) and cash flow statement included in the Financial Statements presents fairly the consolidated results of operations and cash flow, respectively, of the Company and its subsidiaries for the period set forth therein, subject, in the case of the Interim Financial Statements, to normal year-end adjustments (which adjustments will not be, individually or in the aggregate, material). Each of the Financial Statements has been prepared in accordance with the Accounting Principles applied on a consistent basis. The books, records and accounts of the Company and its subsidiaries accurately and fairly reflect, in reasonable detail, all transactions and all items of income and expense, assets and liabilities and accruals relating to the Company and its subsidiaries. The Company’s accountants have not notified Sellers or the Company of any material weaknesses in internal accounting or other controls.

(c) Neither the Company nor any of its subsidiaries has any Indebtedness outstanding as of the Closing Date other than $353,074.19 owed to John Zonghai Han for services previously rendered to the Company and its subsidiaries.

(d) All Accounts Receivable reflected in the Balance Sheet, and all Accounts Receivable arising since the Balance Sheet Date, to the extent still outstanding, represent arm’s length sales in the Ordinary Course of Business, constitute valid claims of the Company or one of its subsidiaries, as applicable, free and clear of all Encumbrances other than Permitted Encumbrances, and are not subject to any dispute, claim, set-off or other defense or counterclaims other than returns in the Ordinary Course of Business. Since the Balance Sheet Date, (i) there have not been any write-offs as uncollectible of such Accounts Receivable, except for write-offs in the Ordinary Course of Business, and (ii) there has not been a material change in the aggregate amount of such Accounts Receivable and amounts owing to the Company or any of its subsidiaries or the aging thereof.

(e) The Company and its subsidiaries have maintained internal controls that are sufficient to properly record transactions in their accounting records and have established and maintained internal controls sufficient to permit the preparation of the Financial Statements. There are no significant deficiencies in the financial reporting of the Company or any subsidiary which are reasonably likely to materially impact the ability to record, process, summarize and report financial information. Since January 1, 2016, none of Sellers, the Company or any of its subsidiaries has received written notice, and the Company does not otherwise have Knowledge, (i) of any fraud that involves management or other employees of the Company or its subsidiaries who have a significant role in financial reporting, or (ii) of any claim or allegation (including from independent accounts of the Company or its subsidiaries) regarding any of the foregoing.

Section 2.5 No Undisclosed Liabilities. Except for Liabilities (a) expressly disclosed, reflected or reserved against in the Balance Sheet, (b) incurred in the Ordinary Course of Business after the Balance Sheet Date, none of which result from, arise out of, relate to, is in the nature of, or was caused by any breach of Commitment, breach of warranty, tort, infringement or violation of applicable Laws, or (c) consisting of obligations under any Commitments entered into by the Company or its subsidiaries in the Ordinary Course of Business (none of which obligations results from, arises out of, relates to, is in the nature of, or was caused by, any breach or violation by the Company or any of its subsidiaries of any such Commitment), neither the Company nor any of its subsidiaries has any Liability (including any off-balance sheet Liabilities) that would be required to be reflected or reserved against in a consolidated balance sheet of the Company prepared in accordance with GAAP.

Section 2.6 Absence of Certain Changes. Except (a) as disclosed in the Financial Statements, (b) for the engagement (and payment) of professionals to assist in the process of selling the Company, or (c) as expressly permitted by this Agreement, since the Balance Sheet Date, the Company and its subsidiaries have conducted their business only in the Ordinary Course of Business, and neither the Company nor any of its subsidiaries has experienced any change that, individually or in the aggregate, has had or could reasonably be expected to have a Company Material Adverse Effect. Since the Balance Sheet Date, neither the Company nor any of its subsidiaries has taken any of the actions or permitted to occur or committed to do any of the following:

(a) (i) issued, sold, pledged, transferred, disposed of or encumbered any of its Equity Securities; or (ii) split, combined, subdivided, reclassified or redeemed, or purchased or otherwise acquired, any of its outstanding Equity Securities;

(b) declared, set aside or paid any dividend or distribution on any Equity Security of the Company or any of its subsidiaries, other than cash dividends paid prior to the Closing from (i) a wholly owned subsidiary of the Company to the Company or to another wholly owned subsidiary of the Company, or (ii) the Company to Sellers;

(c) adopted any amendment to its Governing Documents, other than the A&R Charter;

(d) (i) increased the compensation of any of its Personnel, except pursuant to the terms of agreements or plans currently in effect and listed in the Company Disclosure Schedule, (ii) paid or agreed to pay any pension, retirement allowance, severance or other employee benefit not already required or provided for under any existing plan, agreement or arrangement listed in the Company Disclosure Schedule to any Personnel, (iii) committed itself (other than pursuant to any already existing requirement in any collective bargaining agreement listed in the Company Disclosure Schedule) to any additional pension, profit-sharing, bonus, extra compensation, incentive, deferred compensation, stock option, stock appreciation right, group insurance, severance, retirement or other employee benefit plan, agreement or arrangement, or to any employment, retention or consulting agreement with or for the benefit of any Personnel, (iv) except as required by Law, amended in any respect any such plan, agreement or arrangement, (v) assumed, entered into, amended, altered or terminated any labor or collective bargaining agreement to which the Company or any of its subsidiaries is a party or is affected thereby, or (vi) hired any officer, director, employee, agent or other similar representative for or on behalf of the Company or any of its subsidiaries except non-management level employees hired “at will” in the Ordinary Course of Business;

(e) (i) incurred any additional Indebtedness, except in the Ordinary Course of Business under the current terms of the Commitments for Indebtedness disclosed in Section 2.4(c) of the Company Disclosure Schedule, (ii) issued any debt securities or assume, guarantee or endorse the obligations of any other Person, (iii) pledged or otherwise encumber any Equity Security of the Company or any of its subsidiaries, (iv) made any loans, advances or capital contributions to, or investments in, any other Person, (v) mortgaged or pledged any of its assets, tangible or intangible, or created or suffered to exist any Encumbrance thereupon, or (vi) incurred or assumed any other Liabilities except in the Ordinary Course of Business;

(f) sold, transferred, assigned, leased, mortgaged or otherwise disposed of any assets except for sales of inventory in the Ordinary Course of Business;

(g) (i) acquired (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein, or (ii) otherwise acquired any assets other than in the Ordinary Course of Business, other than (in the case of this clause (ii) only) any (A) acquisition of inventory in the Ordinary Course of Business, and (B) acquisition that would not exceed $25,000 per transaction or $50,000 in the aggregate;

(h) adopted a plan of complete or partial liquidation or authorize or undertake a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(i) (i) made or changed any Tax election, adopted or changed any Tax accounting method, entered into any closing agreement, settled any Tax claim or assessment, surrendered any right to claim a Tax refund or credit or taken or failed to take any other action if such action or failure to take such action would increase in any material respect the Tax Liability of the Company or any of its subsidiaries, or (ii) amended any income Tax Return except to the extent required by applicable Law;

(j) changed any of the accounting methods or accounting practices unless required by GAAP or Law;

(k) conducted any material promotions, manipulated timing of sales discounts and allowances, or conducted activities similar to the foregoing with respect to the business of the Company and its subsidiaries;

(l) accounted for, managed or treated Accounts Receivable (including accelerating the collection thereof) or inventory in any manner other than in the Ordinary Course of Business, or (without limiting the generality of the foregoing) written off as uncollectible any Accounts Receivable;

(m) (i) neglected to make any capital expenditure anticipated to be made in accordance with the capital expenditure plan for the Company and its subsidiaries previously made available to Purchaser, or (ii) committed to make (A) any capital expenditure other than in accordance with the capital expenditure plan for the Company and its subsidiaries previously made available to Purchaser or (B) any other capital expenditures exceeding $50,000 in the aggregate;

(n) entered into any new Material Commitments or modified, amended, terminated or renewed any Material Commitment;

(o) settled any Proceeding (i) that resulted in the Company or any of its subsidiaries being enjoined in any respect or (ii) for an amount which, in the aggregate, is in excess of $50,000;

(p) waived any right of substantial value owned by the Company or any of its subsidiaries, cancelled any material debt or claim owned by the Company or any of its subsidiaries or voluntarily suffered any extraordinary loss;

(q) sold, assigned, transferred, licensed, conveyed or permitted to lapse any rights in any of the Intellectual Property set forth in Section 2.12(a) of the Company Disclosure Schedule, or disclosed to any Person (other than in the Ordinary Course of Business) or otherwise disposed of any trade secret, process or know-how not heretofore a matter of public knowledge, except pursuant to judicial Order or process;

(r) permitted any of the insurance policies of the Company or any of its subsidiaries to be canceled or terminated or any of the coverage thereunder to lapse, without simultaneously securing replacement insurance policies which are in full force and effect and provide coverage substantially similar to or greater than under the prior insurance policies; or

(s) authorized or entered into a Commitment to do any of the foregoing.

Section 2.7 Employee Benefit Plans; ERISA.

(a) Section 2.7(a) of the Company Disclosure Schedule sets forth a list of all employee benefit plans and arrangements maintained or contributed to by the Company or an ERISA Affiliate within the past six years, including employee pension benefit plans, as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974 (“ERISA”), employee welfare benefit plans, as defined in Section 3(1) of ERISA, deferred compensation plans, supplemental retirement plans, stock option plans, bonus or profit sharing plans, stock appreciation rights plans, stock purchase plans, medical, hospitalization, life, disability and other insurance plans, severance or termination pay plans and policies, vacation policies, life insurance arrangements, employment agreements, retention agreements, severance agreements and change in control agreements, whether or not described in Section 3(3) of ERISA (collectively, the “Benefit Plans”). Neither the Company nor any of its ERISA Affiliates has maintained or contributed to any employee benefit plans or arrangements other than the Benefit Plans within the past six years. An “ERISA Affiliate” shall mean any entity under “common control” with the Company within the meaning of Section 4001(14) of ERISA. The Company has made available to Purchaser copies of all Benefit Plans, including plan documents and all amendments thereto, plan agreements, trust agreements, recordkeeping or service agreements, insurance contracts, summary plan descriptions or summaries thereof if no written plan document or summary plan description is available, IRS determination letters, actuarial reports, audit reports and annual reports on Form 5500 for each of the five most recent plan years.

(b) With respect to each Benefit Plan: (i) if intended to qualify under Section 401(a) of the Internal Revenue Code of 1986 (the “Code”), (A) such plan (1) is relying on a current opinion letter from the Internal Revenue Service, or (2) has received a determination letter from the Internal Revenue Service for the plan as amended for the Economic Growth and Tax Relief Reconciliation Act of 2001, and (3) has either (I) received a favorable determination letter that covers its most recently completed five-year cycle (as defined in Revenue Procedure 2007-44) or (II) timely submitted a request, prior to the end of such five-year cycle, for such a determination letter, and in each case, nothing has occurred since the date of the most recent determination that would reasonably be expected to adversely affect such qualification or exempt status, and (B) such Benefit Plan has been timely amended to reflect other applicable legislation and regulations for which the remedial amendment period has expired; (ii) such Benefit Plan has been administered in all material respects in accordance with its terms and Law, including ERISA and the Code; (iii) no breaches of fiduciary duty have occurred that are reasonably expected to give rise to Liability on the part of the Company, Sellers or ERISA Affiliates; (iv) no Proceedings are pending, or, to the Knowledge of the Company, threatened, that could give rise to Liability on the part of the Company, Sellers, or any of the Company’s ERISA Affiliates other than routine claims for benefits; (v) no audits, inquiries, reviews, submissions or Proceedings are pending with any Governmental Entity; (vi) all reports, returns and similar documents required to be filed with any Governmental Entity or distributed to any Benefit Plan participant have been duly and timely filed or distributed; (vii) no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) has occurred that would give rise to material Liability on the part of the Company, Sellers or any of the Company’s ERISA Affiliates; (viii) all contributions to such Benefit Plan, all payments under the Benefit Plans (except those to be made from a trust qualified under Section 401(a) of the Code) and all payments with respect to the Benefit Plans for any period ending before the Closing Date have been timely paid, and to the extent unpaid, are reflected on the Balance Sheet; and (ix) no Benefit Plan is (A) a “Multiemployer Plan” within the meaning of Section 3(37) of ERISA, (B) a “Multiple Employer Plan” within the meaning of Section 413(c) of the Code, or (C) a pension plan subject to Title IV of ERISA or the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code.

(c) With respect to each Benefit Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), no such plan provides medical or death benefits with respect to Personnel of the Company or any of its ERISA Affiliates beyond their termination of employment (other than to the extent required by Law, including Sections 601-609 of ERISA and Section 4980B of the Code).

(d) None of the Benefit Plans obligates the Company or any of its subsidiaries to pay retention, separation, severance, termination or similar benefits as a result of any transaction contemplated by this Agreement or as a result of a “change in control” (as such term is defined in Section 280G of the Code) and will not accelerate the time of paying or vesting, or increase the amount of compensation, due to any individual, and none of the Benefit Plans otherwise limits or restricts the Company’s or any subsidiary’s ability to terminate the employment of any Personnel for any reason with no Liability.

(e) The Company maintains and is considered the sponsor of all Benefit Plans.

(f) Section 2.7(f) of the Company Disclosure Schedule contains a complete list of the officers and directors (or managers, as applicable) of the Company and each of its subsidiaries.

Section 2.8 Litigation. None of the Company or any of its subsidiaries, or any of their respective directors or officers (in their respective capacities as such), is, or within the past five years has been, (a) subject to any Order or (b) a party to, or to the Knowledge of the Company, threatened to be made a party to, any Proceeding before any Governmental Entity, or by or against any third party, that, in the case of this clause (b), (i) seeks or sought equitable relief, (ii) seeks or sought a payment, or that alleged Losses, (iii) questions or challenges the validity of this Agreement or the Related Agreements or any action taken or to be taken by the Company or any of its subsidiaries pursuant to this Agreement or the Related Agreements or in connection with the transactions contemplated hereby or thereby.

Section 2.9 No Default; Compliance with Laws; Permits.

(a) Neither the Company nor any of its subsidiaries is, or has been in the past five years, (i) in default or violation of any term, condition or provision of its Governing Documents or (ii) in default or violation in any material respect of any term, condition or provision of any Law, Order, arbitration award, concession or grant.

(b) The Company and its subsidiaries have all Permits that are material to or necessary for the conduct of the business of, or the intended use of any properties of, the Company and its subsidiaries. All of such Permits are valid and in full force and effect in all material respects and will not be invalidated or otherwise affected by consummation of the transactions contemplated by this Agreement. No violations are or have been recorded in respect of any such Permit, no event has occurred that would allow revocation or termination or that would result in the impairment of the Company’s or any of its subsidiaries’ rights with respect to any such Permit, and no proceeding is pending or, to the Knowledge of the Company, threatened, to revoke, limit or enforce any such Permit.

(c) None of Sellers, the Company or any of its subsidiaries has received any written communication since January 1, 2016 from a Governmental Entity that alleges that the Company or any of its subsidiaries is not in compliance in any material respect with any applicable Law. The Company and each of its subsidiaries are in compliance, in all material respects, with all applicable Laws. The Company and its subsidiaries have not been cited, fined or otherwise notified in writing of any material failure to comply with any material Laws which has not been paid or cured.

(d) Neither the Company nor any of its affiliates or any of their respective officers, directors, employees or agents, nor any Seller on behalf of any such Person, has (i) taken any action that would result in a violation by the Company or any of its affiliates of the United States Foreign Corrupt Practices Act of 1977, as amended, or the rules and regulations promulgated thereunder (in each case to the extent such Laws are applicable to the Company or any such affiliate), or any other anti-bribery or anti-corruption Laws applicable to the Company or any such affiliate, or (ii) made, authorized, offered or promised to make in order to assist any such Person in improperly obtaining or retaining business for or with any Person, in directing business to any Person or in securing any improper advantage, any payment, gift or promise to give or transfer or authorization of any transfer of anything of value, directly, indirectly or through a third party, to or for the use or benefit of any official, employee or representative, or any other Person acting in an official capacity for or on behalf of any (A) Governmental Entity, including any entity or enterprise partially or wholly owned or controlled by a government, (B) public international organization, political party or official thereof or (C) candidate for political office.

(e) The Company has not entered into a Commitment with, and has not conducted business with, a Prohibited Person. There is no pending or, to the Knowledge of the Company, threatened material legal, administrative, arbitral or other material proceeding, claim, suit or action by any Governmental Entity against the Company or any of its subsidiaries, nor is there any Order or arbitration award imposed (or, to the Knowledge of the Company, threatened to be imposed) upon the Company or any of its subsidiaries by or before any Governmental Entity, in each case in connection with an alleged violation of applicable Law relating to the import or export of data, goods or services to any foreign jurisdiction against which the United States or the United Nations maintains sanctions or export controls, including applicable regulations of the U.S. Department of Commerce, the U.S. Department of State and the Office of Foreign Asset Controls of the U.S. Department of Treasury.

Section 2.10 Taxes.

(a) The Company and its subsidiaries have (i) timely filed all Tax Returns required to be filed by them (taking into account applicable extensions) and all such Tax Returns reflect accurately all Liability for Taxes of the Company and its subsidiaries and are true, correct and complete in all respects, (ii) timely paid all Taxes that are due and payable, and (iii) accrued for (as provided in the next sentence) all other Taxes that are due that relate to the Company and its subsidiaries. With respect to any such Taxes so accrued for, the Company has established adequate reserves on the Financial Statements for payment for such Taxes by the Company and its subsidiaries.

(b) There are no ongoing pending or, to the Knowledge of the Company, threatened, federal, state, local or foreign audits, examinations, investigations or other administrative proceedings or court proceedings with regard to any Tax Return or Taxes of the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries has, within the past twelve months, been contacted by, or is currently corresponding with, any state or local government with respect to its requirement to file Tax Returns or to pay any Taxes. Without limiting the foregoing, no claim has ever been made by any Governmental Entity in a jurisdiction where the Company or any subsidiary of the Company does not file Tax Returns that the Company or any subsidiary is or may be subject to taxation by that jurisdiction.

(c) There are no outstanding requests, Commitments, Consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against the Company or any of its subsidiaries.

(d) None of the Company or its subsidiaries is, or, within the past five years, has been, a party to any Commitment under which the Company or any such subsidiary has agreed to share Tax Liability of any Person.

(e) There are no Encumbrances for Taxes upon the assets of the Company or any of its subsidiaries which are not provided for in the Financial Statements, except Encumbrances for Taxes not yet due and payable, for which appropriate reserves have been established in the Financial Statements.

(f) All Taxes that the Company or its subsidiaries are (or were) required by Law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, member or other Person have been duly withheld or collected, and have been timely paid over to the proper authorities to the extent due and payable and the Company and its subsidiaries have complied in all material respects with all related reporting and recordkeeping requirements.

(g) Neither the Company nor any of its subsidiaries has been included in any “consolidated”, “unitary” or “combined” Tax Return (other than Tax Returns of the Company) provided for under the Law of the United States, any non-U.S. jurisdiction or any state or locality with respect to Taxes for any taxable period for which the statute of limitations has not expired.

(h) None of the Company or any of its subsidiaries has filed a disclosure statement pursuant to Section 6662 of the Code or was required to file any such disclosure statement to avoid the imposition of any penalty, fine or addition to Tax.

(i) None of the Company or any of its subsidiaries is bound, separately or as a group, by any Commitment that has resulted in or would result in, separately or in the aggregate, in connection with this Agreement or the consummation of the transactions contemplated hereby, the payment of any “excess parachute payment” within the meaning of Section 280G of the Code.

(j) None of the Company or any of its subsidiaries has participated in any way in any “tax shelter” within the meaning of Section 6111 of the Code (as in effect prior to the enactment of P.L. 108-357) or any comparable Law of jurisdictions other than the United States, or in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4 (as in effect at the relevant time) or any comparable Law of jurisdictions other than the United States.

(k) The Company has not distributed Equity Securities of another person, or has had its Equity Securities distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Sections 355 or 361.

(l) None of the Company or any of its subsidiaries will be required to include any item in income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or before the Closing Date, (ii) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign law) entered into before the Closing Date, (iii) installment sale or open transaction disposition made on or before the Closing Date, (iv) prepaid amount or deferred revenue received on or before the Closing Date, or (v) an intercompany item under Treasury Regulation Section 1.1502-13 or an excess loss account under Treasury Regulation Section 1.1502-19.

Section 2.11 Real Property.

(a) Neither the Company nor any of its subsidiaries own any real property.

(b) Section 2.11(b) of the Company Disclosure Schedule sets forth a complete list of all real property and interests in real property leased by the Company or any of its subsidiaries (the “Leased Real Property”). The Company and its subsidiaries have good and valid leasehold title or rights to the leasehold estates in the Leased Real Property. There are no leases, subleases, licenses or other agreements under which the Company or any of its subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property that is not Leased Real Property.

(c) All of the land, buildings, structures and other improvements used by the Company and its subsidiaries in the conduct of their business are included in the Leased Real Property. Neither the Company nor any of its subsidiaries is a lessor or sublessor of, or makes available for use to any Person (other than the Company or its subsidiaries), (i) any Leased Real Property or (ii) any portion of any premises otherwise occupied by the Company or any of its subsidiaries.

(d) The Company and each of its subsidiaries has obtained all appropriate certificates of occupancy, licenses, easements and rights of way, including proofs of dedication, required to operate the Leased Real Property in the manner in which the Leased Real Property is currently being used and operated, other than any such instruments that are normally obtained by the lessor of property. The Company and each of its subsidiaries has all Permits necessary to operate the Leased Real Property as currently operated; and no such Permits will be required as a result of the transactions contemplated hereby to be issued after the date hereof in order to permit the Company and its subsidiaries, following the Closing, to continue to operate the Leased Real Property in the same manner as currently operated, other than any such instruments that are normally obtained by the lessor of the property and any such Permits that are ministerial in nature and are normally issued in due course upon application therefor without further action by the applicant.

(e) The buildings, structures, fixtures, building mechanical systems (including electrical, heating and air conditioning systems), and other improvements in, on or within the Leased Real Property, are in good operating condition and repair, subject to reasonable wear and tear and continued repair and replacement in accordance with reasonable and customary business practice, and there are no deferred maintenance, repairs or unrepaired defects in the structural components comprising such buildings and building mechanical systems located thereon or therein which could materially impair the value of the property or the use thereof in connection with the operation of the business as conducted during the last 12 months.

(f) Neither the Company nor any of its subsidiaries has received notice of, and there is not any pending, or to the Knowledge of the Company, threatened or contemplated, condemnation proceeding affecting the Leased Real Property or any part thereof, or any sale or other disposition of the Leased Real Property or any part thereof in lieu of condemnation. The Real Property has not suffered any material damage by fire or other casualty which has not heretofore been completely repaired and restored. No portion of the Real Property is located in a special flood hazard area as designated by a Governmental Entity.

Section 2.12 Intellectual Property.

(a) The Company or one of its subsidiaries owns, or has sufficient license to use, all inventions, improvements, patents, utility models, designs, trade names, trade dress, domain names, trade secrets, trademarks, service marks, copyrights, know-how and other proprietary rights (including all grants, registrations or applications therefor), and all goodwill associated therewith (collectively, “Intellectual Property”), relating to the Company or its subsidiaries or necessary for the conduct of the Company’s or its subsidiaries’ operations as currently conducted (“Company Intellectual Property”), and the consummation of the transactions contemplated hereby will not conflict with, alter or impair any such rights. Section 2.12(a) of the Company Disclosure Schedule sets forth a correct and complete list of (1) all letters patent, patent applications, utility models, utility model applications, design registrations and applications, trademark and service mark registrations and applications, copyright registrations and applications, and domain names, in all cases both domestic and foreign included in the Company Owned Intellectual Property (“Registered Intellectual Property”), (2) material unregistered trademarks or service marks, trade names, brand names, and logos and social media accounts included in the Company Owned Intellectual Property, and (3) any patents or patent applications included in the Company Intellectual Property under which the Company or any of its subsidiaries is licensed pursuant to a Commitment with a customer or other third party. With respect to Registered Intellectual Property, Section 2.12(a) of the Company Disclosure Schedule sets forth a list of all jurisdictions in which such items are registered or applied for and all registration and application numbers and indicates any due dates for filings or payments concerning such Registered Intellectual Property (including office action responses, affidavits of use, affidavits of continuing use, renewals, requests for extension of time, maintenance fees, application fees and foreign convention priority filings) that fall due within 90 days of the Closing Date, whether or not such due dates are extendable. The Company or one of its subsidiaries is the owner of record of any application, registration or grant for each item of Registered Intellectual Property, and has properly executed and recorded all documents necessary to perfect its title to all such Registered Intellectual Property. The Company and its subsidiaries have filed all documents and paid all Taxes, fees, and other financial obligations required to maintain in force and effect all Registered Intellectual Property until the Closing.

(b) Section 2.12(b) of the Company Disclosure Schedule sets forth a correct and complete list of all Commitments with respect to any Intellectual Property (excluding computer software licenses). Except pursuant to the Commitments listed on Section 2.12(b) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has granted any options, licenses or agreements of any kind relating to the Company Intellectual Property or the marketing or distribution thereof, except nonexclusive licenses to distributors and end-users in the Ordinary Course of Business. Except pursuant to the Commitments listed on Section 2.12(b) of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is bound by or a party to any options, licenses or agreements of any kind relating to the Intellectual Property of any other Person (excluding computer software licenses). Subject to the rights of third parties set forth in Section 2.12(b) of the Company Disclosure Schedule, all Intellectual Property listed in Section 2.12(a) of the Company Disclosure Schedule is free and clear of all Encumbrances. The conduct of the business of the Company and its subsidiaries as presently conducted and as conducted during the last twelve months and any of the products sold or services provided by the Company or its subsidiaries in connection therewith does not violate, conflict with or infringe the Intellectual Property rights of any other Person. Neither the conduct of any other Person’s business, nor the nature of any of the product it sells or services it provides, infringes upon or is inconsistent with any Company Intellectual Property. No other Person claims the right to use in connection with similar or closely related goods and in the same geographic area any mark which is identical or confusingly similar to any of the trademarks owned by the Company or one of its subsidiaries.

(c) (i) No claims are pending, or to the Knowledge of the Company, threatened, against the Company or any of its subsidiaries by any Person with respect to the ownership, validity, enforceability, effectiveness or use of any Company Intellectual Property, and (ii) since January 1, 2016, none of Sellers, the Company or any of its subsidiaries has received any communication alleging that the Company or any of its subsidiaries has violated any rights relating to the Intellectual Property of any Person.

(d) Any Company Intellectual Property which has been created by any Personnel for the Company or any subsidiary or their customers is the subject of a proper written assignment and/or work made for hire agreement prescribing that the Company or a subsidiary is the owner of such Company Intellectual Property. The Company and its subsidiaries have written agreements with past and/or present Personnel requiring such Personnel to (i) assign all patents, inventions and other Intellectual Property rights to the Company or a subsidiary or a customer, as necessary to protect the Company’s and/or the subsidiaries’ and/or customers’ ownership interest in the Company Intellectual Property developed using the resources of or on the time of the Company and its subsidiaries, and (ii) maintain the confidentiality of material, non-public information and trade secrets of the Company and its subsidiaries. Neither the Company nor any of its subsidiaries has made any such confidential information available to any Person other than Personnel except pursuant to the written agreements set forth on Section 2.12(d) of the Company Disclosure Schedule.

(e) No current (or, to the Knowledge of the Company, former) Personnel of the Company or any subsidiary of the Company owns or otherwise holds any right, title or interest in or to any Company Intellectual Property (or any Intellectual Property purported to be owned by the Company or any subsidiary of the Company), or has or has asserted any claim to any right, title or interest in or to any Intellectual Property that was authored, developed or otherwise created for the Company or any subsidiary or customer of the Company by any such Personnel within the scope of such Personnel’s employment or engagement with the Company or applicable subsidiary of the Company.

(f) Neither the Company nor any of its subsidiaries is making unauthorized use of any confidential information or trade secrets of any Person, including any former employer of any past or present Personnel. There has been no misappropriation of any material trade secrets or other material confidential or proprietary Company Intellectual Property by any Person. The Company and its subsidiaries have taken Reasonable Efforts in accordance with industry practice to maintain the confidentiality of their respective trade secrets and other confidential or proprietary Intellectual Property.

(g) The Company and its subsidiaries own, or have sufficient license to use, all computer software, including source code, operating systems, data, databases, files, documentation and other materials related thereto, that is used in or necessary for the conduct of the Company’s and its subsidiaries’ business as currently conducted (“Computer Software”), and the consummation of the transactions contemplated hereby will not conflict with, alter or impair any such rights or require the payment of any additional fees or amounts. Section 2.12(g) of the Company Disclosure Schedule sets forth a list of all material Computer Software (excluding Off-the-Shelf Software), including any material Proprietary Software, and identifies any such Computer Software that is owned by the Company or its subsidiaries rather than licensed from a third party. No Proprietary Software is subject to a license under any version of the GNU/General Public License (GPL) or other open source software license that requires public disclosure of the source code of any Proprietary Software or that places restrictions or obligations on the reuse, redistribution or disclosure of Proprietary Software used with or incorporating such Computer Software. The Company and its subsidiaries have not granted, directly or indirectly, any current or contingent rights, licenses or interests in or to any source code of any Proprietary Software (except to service providers in a manner solely for the benefit of Company and subject to appropriate nondisclosure obligations and use restrictions). The Company has made available to Purchaser true and complete copies of all Commitments under which the Company or any of its subsidiaries has the right to use Computer Software (other than Off-the-Shelf Software).

(h) The Company and its subsidiaries maintain privacy policies (“Privacy Policies”) in accordance with applicable Law that describe their collection, use, storage, retention, disclosure, transfer, disposal or other processing of sensitive data, including any personally identifiable information, health information, payment card information, Social Security Numbers and other personal information protected by applicable Law (collectively, “Protected Information”). The Company and its subsidiaries comply with applicable Privacy Policies, Commitment use restrictions, and Laws pertaining to Protected Information. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, will not impair in any material respect any right in, or cause the Company or any of its subsidiaries to be in violation or default under any policy, Commitment or Law applicable to, any private, personal or proprietary information acquired by the Company or any of its subsidiaries or used by the Company or any of its subsidiaries in the conduct of their business in substantially the manner and to the extent presently conducted or contemplated. Section 2.12(h) of the Company Disclosure Schedule identifies any Commitments under which Protected Information of the Company or its subsidiaries is hosted on the systems or networks of third parties, including cloud computing arrangements. No claims are pending, or to the Knowledge of the Company, threatened, against the Company or any of its subsidiaries by any Person (including any Governmental Body) alleging a violation of privacy or other rights regarding Protected Information. All processing, storing and transmitting of payment card data by or for the Company and its subsidiaries is compliant with Payment Card Industry Data Security Standard.

(i) The Company and its subsidiaries have taken Reasonable Efforts to protect the confidentiality, integrity and security of their respective software, databases, networks, Internet sites and other Company Systems and all Protected Information and other information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by third parties (“Unauthorized Use”), and comply in all material respects with their own policies, industry standard practices and any Laws with regard to such Company Systems and the transmission and storage of such information. The Company and its subsidiaries have not experienced any Unauthorized Use of such information or any Company Systems, or any infection of Company Systems by viruses or other harmful code.

(j) In the last five years, there have been no failures, breakdowns, continued substandard performance or other adverse events affecting any Company Systems that have caused or could reasonably be expected to result in any substantial disruption of or interruption in or to the use of Company Systems and/or the conduct of the business of the Company or its subsidiaries. The Company has made available to Purchaser access to the Company’s security, disaster recovery and business continuity plans, procedures and facilities. The Company and its subsidiaries act in compliance with such plans and procedures and have taken Reasonable Efforts to test such plans and procedures on a periodic basis, and such plans and procedures have been proven effective upon such testing in all material respects.

Section 2.13 Commitments.

(a) Commitments. Neither the Company nor any of its subsidiaries is a party to or bound by any of the following Commitments:

(i) relating to employment or consulting services (in each case, providing for annual compensation equal to $100,000 or more including any severance or bonus agreement or policy);

(ii) covenant of the Company or any of its subsidiaries not to compete or not to solicit, or any other obligation purporting to limit in any material respect the manner in which, or the localities in which, the Company or any of its subsidiaries may conduct business;

(iii) lease of personal property by or to the Company or any of its subsidiaries with rentals in excess of (or reasonably anticipated to be in excess of) $50,000 per year;

(iv) with respect to any Indebtedness of the Company or any of its subsidiaries;

(v) establishing or governing the management of any joint venture, partnership or similar arrangement, or acquisition or disposal of any joint venture, partnership or similar arrangement;

(vi) granting an Encumbrance upon any assets or properties of the Company or any of its subsidiaries;

(vii) providing for indemnification of any Person (other than the Company or any of its subsidiaries) with respect to Liabilities relating to any current or former business of the Company or any of its subsidiaries or any predecessor Person;

(viii) containing a “most favored nation” pricing agreement;

(ix) requiring the Company or any of its subsidiaries to satisfy minimum purchase requirements specified therein, to purchase from a supplier all of such supplier’s output with respect to one or more products or to sell to a customer all of such customer’s requirements with respect to one or more products or services;

(x) providing for confidentiality obligations on the part of the Company or any of its subsidiaries (other than (A) Commitments that do not relate primarily to confidentiality or non-disclosure obligations, but contain customary provisions incidental to such Commitments and (B) customary Commitments entered into in the Ordinary Course of Business that impose confidentiality and non-disclosure obligations on parties to any such Commitment other than the Company or any of its subsidiaries);

(xi) for the purchase of products or services (including a purchase order) with payments or reasonably anticipated payments by the Company or any of its subsidiaries in excess of $25,000 per year, other than purchase orders entered into in the Ordinary Course of Business after the date of this Agreement and not in violation of this Agreement;

(xii) for the sale of products or services (including a sales order) to Persons (or groups of affiliated Persons) with payments or reasonably anticipated payments in excess of $50,000 per year, other than sales orders entered into in the Ordinary Course of Business after the date of this Agreement and not in violation of this Agreement;

(xiii) relating (A) to the sale or disposition or acquisition of any business (whether by merger, sale of stock, sale of assets or otherwise), or assets outside of the Ordinary Course of Business, (1) pursuant to which it has ongoing obligations (an “Acquisition/Disposition Agreement”), or (2) in the future, or (B) to the grant of any preferential right of first refusal, first offer or other right to purchase any material assets or property of the Company or any of its subsidiaries;

(xiv) Government Contract or Government Contract Bid by or from any Governmental Entity;

(xv) currency exchange, interest rate exchange, commodity exchange or similar Commitment;

(xvi) providing for the services of any dealer, distributor, sales representative, franchisee or similar representative involving payments (or reasonably anticipated payments) in excess of $50,000 per year; or

(xvii) Commitment other than as set forth above to which the Company or any of its subsidiaries is a party or by which the Company’s or any of its subsidiaries assets or business is bound or subject to that is material to the Company.

(b) All Commitments listed or disclosed or required to be listed or disclosed in the Company Disclosure Schedule (which, for the avoidance of doubt, includes all such Commitments listed or disclosed or required to be listed or disclosed under this Section 2.13 and all such other Commitments listed or disclosed or required to be listed or disclosed under any other Section of this ARTICLE II) (all of such Commitments, the “Material Commitments”) are valid, binding and in full force and effect and are enforceable by the Company or its subsidiaries, as applicable, in accordance with their respective terms, and to the Knowledge of the Company, are enforceable by the other parties thereto in accordance with their respective terms. The Company and its subsidiaries have performed in all material respects all obligations required to be performed by them to date under all Material Commitments and neither the Company nor any of its subsidiaries is (with or without the lapse of time or the giving of notice, or both) in breach or default in any material respect thereunder and, to the Knowledge of the Company, no other party to any such Material Commitment is (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder. Neither the Company nor any of its subsidiaries has received any notice of the intention of any party to terminate any Material Commitment. Complete and correct copies of all Material Commitments, together with all modifications and amendments thereto, have been made available to Purchaser.

(c) Section 2.13(c) of the Company Disclosure Schedule sets forth each Commitment to which the Company or any of its subsidiaries is a party or by or to which any of the Company’s or any of its subsidiaries’ assets or business is bound or subject to (whether required to be listed or disclosed under this Section 2.13 or under any other Section of this ARTICLE II, or otherwise) with respect to which Consent of the other party or parties thereto must be obtained by virtue of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby to avoid the termination of such Commitment, a breach, violation, default or penalty payment thereunder or any other change or modification to the terms thereof.

(d) Section 2.13(d) of the Company Disclosure Schedule contains a true, complete and correct description of all material terms of all oral Material Commitments.

Section 2.14 Title, Sufficiency and Condition of Assets.

(a) The Company and its subsidiaries have good, valid and insurable title to, or a valid leasehold interest in, all tangible and intangible assets of the Company and its subsidiaries, including all assets reflected on the Balance Sheet, free and clear of all Encumbrances other than Permitted Encumbrances.

(b) The assets of the Company and its subsidiaries that Purchaser will acquire as a result of Purchaser’s acquisition of the Shares on the Closing Date represent all of the assets necessary to conduct the business of the Company and its subsidiaries as presently conducted and as conducted during the last twelve months and represent all of the assets used or intended for use in the conduct of the business of the Company and its subsidiaries.

(c) Section 2.14(c) of the Company Disclosure Schedule sets forth a list of all Equipment and Machinery (whether owned or leased by the Company or its subsidiaries) and a designation as to whether such Equipment and Machinery is owned or leased by the Company or its subsidiaries. The Company or one of its subsidiaries has good, valid and marketable title, in each case free and clear of all Encumbrances (other than the Permitted Encumbrances), to the Equipment and Machinery listed as owned by them, and the Company or one of its subsidiaries holds good, valid and transferable leasehold interests in all Equipment and Machinery listed as leased by them. The Equipment and Machinery are in good operating condition and repair (except for normal wear and tear) and sufficient for the operation of the business of the Company and its subsidiaries as it has historically been operated.

Section 2.15 Environmental and Safety Matters.

(a) The Company and its subsidiaries are and have been in compliance in all material respects with all Laws and Permits relating to (1) protection of public health or the environment, (2) pollution control, (3) human or occupational health or safety, (4) industrial hygiene, (5) the use, generation, transportation, storage, distribution in commerce, release or disposal of hazardous or toxic substances, materials and wastes, or (6) Hazardous Materials ((1) – (6) collectively, “Environmental Laws”). Environmental Laws include the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), the Resource Conservation and Recovery Act (“RCRA”), the Clean Water Act and the Clean Air Act, the Occupational Safety and Health Act, any comparable state law, and the common law. “Hazardous Materials” means any materials or substances containing any (i) “hazardous substance” as defined by CERCLA, (ii) “hazardous waste” as defined by RCRA, (iii) petroleum, including crude oil or any fraction thereof, (iv) natural gas, natural gas liquids or synthetic gas usable for fuel, (v) asbestos, polychlorinated biphenyls (“PCBs”) or isomers of dioxin or (vi) other hazardous or toxic substances or materials or pollutants regulated under Environmental Laws.

(b) None of the Company, any of its subsidiaries, or any predecessor in interest thereof has received or is aware of any threatened or pending Proceeding, notice, Order or request for information from any Governmental Entity or private party (i) alleging violation of, or asserting any exceedance or non-compliance with any Environmental Law or Environmental Permit, (ii) asserting or threatening potential Liability under any Environmental Law, (iii) requesting information pursuant to any Environmental Law or (iv) requesting investigation or clean-up of any site under any Environmental Law. To the Knowledge of the Company, there are no facts or circumstances that could form the basis for assertion of any Proceeding against the Company or any subsidiary or any predecessor in interest thereof under any Environmental Law.

(c) The Company and its subsidiaries have obtained and possess all government authorizations and Permits required under the Environmental Laws that are applicable and necessary to the ownership and to the conduct of the Company’s and its subsidiaries’ business (“Environmental Permits”), and to the Knowledge of the Company, there are no regulatory or legislative initiatives under Environmental Laws that would require the Company or any of its subsidiaries to obtain additional authorizations or Permits for the conduct of the Company’s or any of its subsidiaries’ business. There is no pending or, to the Knowledge of the Company, threatened, administrative or judicial proceeding, review, or investigation that, in either case, would reasonably be expected to result in the involuntary revocation, non-renewal or adverse modification of any such Permit, and to the Knowledge of the Company there is no event, omission or condition, that would result in the involuntary revocation, non-renewal or adverse modification of any such Permit.

(d) There has been no (i) storage, treatment, generation, transportation, or use, or (ii) release, discharge, disposal, dumping, injecting, leaking, leaching, pumping, pouring, emitting, migrating, or emptying (collectively “Release”) of Hazardous Materials for which the Company, its subsidiaries or Sellers is or may be held responsible, at or from any Leased Real Properties or Former Properties. “Former Properties” mean all plants, offices, manufacturing facilities, stores, warehouses, administration buildings and all real property and related facilities leased or operated by the Company or any of its subsidiaries or any of their respective predecessors prior to the date hereof, but excluding the Leased Real Properties.

(e) None of the Company, its subsidiaries, or any predecessor in interest thereof has transported Hazardous Materials or arranged for the transportation of such Hazardous Materials to any site that is (i) the subject of federal, state or local enforcement actions, (ii) governmental or private investigations, or (iii) listed on or proposed for listing on any listing on the United States Environmental Protection Agency’s National Priorities List or any other analogous or similar state governmental list of properties or sites that require investigation or remediation.

(f) There are no “Underground Storage Tanks,” as defined in RCRA, comparable state law or under any Environmental Law, and none has ever been located on any of the Leased Real Properties or the Former Properties.

(g) There are no asbestos-containing building materials, lead-based paint or capacitors, transformers or other equipment or fixtures containing regulated levels of PCBs, located on any of the Leased Real Properties or the Former Properties.

(h) No Leased Real Property or Former Property is or has been enrolled or placed in any federal or state program relating to the investigation and remediation of sites or properties.

(i) None of the facilities located on the Leased Real Properties or Former Properties or otherwise used or operated by the Company or any of its subsidiaries is or has been used as a manufacturing facility or generates or has generated hazardous wastes (as defined by RCRA).

(j) The Company has made available to Purchaser all environmental reports, audits, assessments or studies in the custody or control of Sellers, the Company or any of its subsidiaries with respect to (i) any of the Leased Real Properties or Former Properties, and (ii) the results of sampling and analysis of any asbestos, air, soil, or water, including ground and surface water, undertaken with respect to such Leased Real Properties or Former Properties, and all of such reports, audits, assessments and studies are listed in Section 2.15(j) of the Company Disclosure Schedule.

Section 2.16 Insurance. Section 2.16 of the Company Disclosure Schedule sets forth a list (including policy number, nature of coverage, policy period, limits, deductibles and premiums) of (a) all insurance policies and self-insurance plans insuring the properties, assets, Personnel or operations of the Company and its subsidiaries (collectively, the “Policies”) and (b) all currently pending claims and a loss run for the last five years under any Policy. A true, correct and complete copy of each Policy has been made available to Purchaser. Each of the Policies is in full force and effect. Neither the Company nor any of its subsidiaries is in default, whether as to payment of premiums or otherwise, under any provisions of such Policies and there have been no historical gaps in insurance coverage for the past five years. There are no Proceedings by the Company or any of its subsidiaries under any Policy as to which the Company or any of its subsidiaries has received notice indicating that coverage has been denied, questioned or disputed by the underwriter(s) of any Policy, and neither the Company nor any of its subsidiaries has received notice from or on behalf of any insurance carrier issuing any Policy that there shall hereafter be a termination or cancellation or non-renewal of any Policy.

Section 2.17 Arrangements with Related Parties. None of Sellers, any holder of Equity Securities of any Seller, or any directors, officers or employees of the Company or its subsidiaries, is indebted to the Company or any of its subsidiaries (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses). None of Sellers, or any directors, officers or, to the Knowledge of the Company, any employees, of the Company or its subsidiaries or any Equity Holder of any Seller, is (a) a party to any Commitment, or involved in any business arrangement or relationship, with the Company or any of its subsidiaries (other than employment or severance arrangements entered into in the ordinary course of business), or (b) owns any property or right, tangible or intangible, which is used by the Company or any of its subsidiaries. No Intercompany Liabilities are outstanding other than the Intercompany Liability reflected in the Debt Conversion Agreement, as the same has been amended by the Amendment to Debt Conversion Agreement. Attached hereto as Exhibit 2.17 is a true, complete and correct copy of the Debt Conversion Agreement, together with all modifications and amendments thereto, all of which are valid, binding and in full force and effect and are enforceable by each of the Company and Davis College, Inc. in accordance with their respective terms.

Section 2.18 Labor Matters.

(a) Section 2.18(a) of the Company Disclosure Schedule sets forth each collective bargaining agreement or similar Commitment with any labor union, organization or association to which the Company or any of its subsidiaries is a party to or bound by, and with respect to each such agreement or Commitment (if any) identified on Section 2.18(a) of the Company Disclosure Schedule, the Company and its subsidiaries are in compliance in all material respects with the terms, conditions and obligations contained in such collective agreement and Commitment, including any and all obligations to provide health or retirement benefits to Personnel covered by such collective bargaining agreements.

(b) There is, and since January 1, 2016 there has been, no labor strike, slowdown, work stoppage or lockout, pending against or otherwise affecting the Company or any of its subsidiaries (and, to the Knowledge of the Company, no such labor strike, slow down, work stoppage or lockout is threatened).

(c) No union organizational campaign is pending or in progress with respect to the employees of the Company or its subsidiaries, and none has occurred in the past five years. None of the Company, its subsidiaries, or any of their representatives or Personnel has committed any unfair labor practice in connection with the operation of the business of the Company or its subsidiaries, and there is no unfair labor practice charge or complaint against the Company or any of its subsidiaries pending, or, to the Knowledge of the Company, threatened, before the National Labor Relations Board or any comparable Governmental Entity.

(d) Sellers have no Knowledge of any event or circumstance which is reasonably likely to give rise to the filing of any unfair labor practice charge or complaint against the Company or any of its subsidiaries or any of their representatives; there are no pending, or, to the Knowledge of the Company, threatened, grievance or arbitration proceedings against the Company or any of its subsidiaries and there are no outstanding or unremedied settlements or arbitration awards against the Company or any of its subsidiaries.

(e) There has not been during the previous five years, and there is currently no, charge or complaint against the Company or any of its subsidiaries or any of their respective officers, directors, managers or employees pending or, to the Knowledge of the Company, threatened, before the United States Department of Labor, the Office of Federal Contract Compliance Programs, any state department of labor, the Equal Employment Opportunity Commission or any comparable federal, state, local or foreign human/civil rights organization or other Governmental Entity, relating to the employment or termination of employment of any Personnel.

(f) Sellers have no Knowledge of any event or circumstance which is reasonably likely to give rise to the filing of any charge or complaint before the United States Department of Labor, the Office of Federal Contract Compliance Programs, any state department of labor, the Equal Employment Opportunity Commission or any comparable federal, state, local or foreign human/civil rights organization or other Governmental Entity, relating to the employment or termination of employment of any Personnel.

(g) The Company and its subsidiaries have discharged their respective obligations in full, and have complied with all Laws, with respect to hours, classification, employment-related Taxes, immigration, equal employment opportunity, sexual harassment, affirmative action, legal qualification of employment status, plant closings or mass layoffs, occupational safety and health, worker’s compensation, salary, wages, commissions, bonuses, overtime pay, holiday pay, sick pay, vacation pay and all other material benefits for their Personnel.

(h) To the Knowledge of the Company, no employee of the Company or any of its subsidiaries intends to terminate employment with the Company or any of its subsidiaries prior to or following the Closing or has taken any action which was calculated to dissuade any Personnel, representatives or agents of the Company or any of its subsidiaries from continuing their employment following the Closing.

(i) All independent contractors that are working for or have worked for the Company or its subsidiaries have been properly classified as independent contractors in compliance with all applicable Laws.

Section 2.19 Acquisition/Disposition Agreements. As of the date hereof, there are no indemnification or other claims, disputes or proceedings pending or, to the Knowledge of the Company, threatened, under or relating to any of the Acquisition/Disposition Agreements.

Section 2.20 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Company or any of its subsidiaries.

Section 2.21 Brokers or Finders. Neither the Company nor any of its subsidiaries has entered into any Commitment entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement or the Related Agreements, except for those disclosed on Section 2.21 of the Company Disclosure Schedule.

Section 2.22 Bank Accounts. Section 2.22 of the Company Disclosure Schedule sets forth a list of the names and locations of all banks, trust companies, savings institutions, brokerage firms, mutual funds and other financial institutions at which the Company or any of its subsidiaries maintains an account, safe deposit box or lock box, and such list correctly specifies for each account the type of account (e.g., checking account, payroll, etc.) and the names of all Persons authorized to draw thereon, make withdrawals therefrom or have access thereto. None of such accounts is a cash collateral account.

Section 2.23 Full Disclosure. No representation or warranty in this Agreement (including the Company Disclosure Schedule) and no statement contained in any document or certificate contemplated by this Agreement, considered as a whole with all other representations, warranties and statements, contains or will contain any untrue statement of material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.

ARTICLE III
REPRESENTATIONS AND WARRANTIES WITH RESPECT TO SELLERS

Except as set forth in the Company Disclosure Schedule, each Seller represents and warrants to Purchaser, as of the date hereof, as follows with respect to such Seller:

Section 3.1 Ownership of Equity Securities and Other Interests. Such Seller is the record and beneficial owner of, and has good, valid and marketable title to, the Shares set forth next to such Seller’s name on Section 3.1 of the Company Disclosure Schedule, free and clear of all Encumbrances (other than any restrictions contained in the Company’s Governing Documents, which restrictions shall be satisfied and/or waived at or prior to the Closing), and there are no restrictions on such Seller’s right to transfer such Seller’s Purchased Securities to Purchaser pursuant to this Agreement, other than those imposed by the Securities Act or applicable state securities laws. Such Seller is not a party to (a) any option, warrant, purchase right or other Commitment (other than this Agreement) that could require such Seller or, after the Closing, Purchaser, to sell, transfer or otherwise dispose of any Equity Security of the Company or (b) any voting trust, proxy or other agreement or understanding with respect to the voting of any Equity Security of the Company or any of its subsidiaries. Assuming Purchaser has the requisite power and authority to be the lawful owner of the Purchased Securities, upon delivery to Purchaser at the Closing of certificates representing such Seller’s Purchased Securities, duly endorsed by such Seller for transfer to Purchaser, and Purchaser’s payment of the Closing Payment pursuant to Section 1.3, good and valid title to such Purchased Securities will pass to Purchaser, free and clear of any Encumbrances (other than any restrictions under the Securities Act or applicable state securities laws).

Section 3.2 Authorization; Validity of Agreements.

(a) Each Seller that is an individual has full legal capacity to enter into this Agreement and each of the Related Agreements to which such Seller is a party, and to perform such Seller’s obligations hereunder and thereunder, and is a resident of the State listed underneath such Seller’s name on the signature page to this Agreement, and no Person has any community property rights not addressed by an executed spousal/domestic partner consent in the form of Exhibit 5.7 by virtue of marriage or otherwise in any of such Seller’s Shares. Each Seller that is an entity has full power and authority to execute and deliver this Agreement and each of the Related Agreements to which such Seller is a party and to consummate the transactions contemplated hereby and thereby. With respect to each Seller that is an entity, the execution, delivery and performance by such Seller of this Agreement and each of the Related Agreements to which such Seller is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by such Seller’s board of directors or comparable governing body, and no other action on the part of such Seller is necessary to authorize the execution and delivery by such Seller of this Agreement and each of the Related Agreements to which such Seller is a party and the consummation by such Seller of the transactions contemplated hereby and thereby. The spousal/domestic partner consent substantially in the form attached as Exhibit 5.7 hereto being executed by such Seller’s spouse or domestic partner, if applicable, with respect to such Seller’s Shares is enforceable against such Person in accordance with its terms.

(b) This Agreement and each of the Related Agreements to which each Seller is a party have been duly authorized, executed and delivered by such Seller and, assuming due and valid authorization, execution and delivery by the other parties to such agreements, are valid and binding obligations of such Seller, enforceable against such Seller in accordance with their respective terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 3.3 No Violations. Neither the execution, delivery or performance by each Seller of this Agreement and each of the Related Agreements to which such Seller is a party nor the consummation by such Seller of the transactions contemplated hereby or thereby will (a) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or result in the creation of any Encumbrance upon any of the Shares under any of the terms, conditions or provisions of, (i) the Governing Documents (if any) of such Seller or (ii) any Commitment to which such Seller is a party or by which such Seller or any of such Seller’s properties or assets may be bound; (b) violate any Law; or (c) require on the part of such Seller any filing or registration with, notification to, or authorization or Consent of, any Governmental Entity. Section 3.3 of the Company Disclosure Schedule lists all Commitments to which such Seller is a party or by or to which any of such Seller’s assets is bound or subject to that requires any third party Consent in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby.

Section 3.4 Litigation. There is no Proceeding pending or, to the Knowledge of such Seller, threatened, against such Seller or any of its affiliates by or before any court, Governmental Entity or third party that (a) questions or challenges the validity of this Agreement or any action taken or to be taken by such Seller or any of its affiliates pursuant to this Agreement or in connection with the transactions contemplated hereby, or (b) individually or in the aggregate, could reasonably be expected to have a material adverse effect on, or materially delay, the ability of such Seller to consummate the transactions contemplated hereby.

Section 3.5 Brokers or Finders. Such Seller has not entered into any Commitment entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement or the Related Agreements, except for those entered into by the Company and disclosed on Section 2.21 of the Company Disclosure Schedule, the fees and expenses of which are to be paid by the Company.

Section 3.6 Investment Representations.

(a) Each Seller receiving Purchaser Shares in connection herewith (i) represents that such Seller is either (A) an “accredited investor” as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act, or (B) a non-U.S. Person as defined under Rule 902(k) of Regulation S promulgated under the Securities Act, and each Seller that is a non-U.S. Person as defined under Rule 902(k) of Regulation S promulgated under the Securities Act represents that on the date hereof such Seller is located and executing this Agreement outside of the United States; (iii) represents that such Seller has such knowledge and experience in financial and business matters such that such Seller is capable of evaluating the merits and risks of an investment in the Purchaser Shares and of making an informed investment decision; (iv) acknowledges that the issuance of the Purchaser Shares to such Seller hereunder is a speculative investment suitable only for an investor that is able to bear the economic consequences of losing its entire investment and confirm that such Seller is able to bear such risk and the other economic risks of the transactions contemplated by this Agreement; (v) acknowledges that there are substantial restrictions on the transferability of the Purchaser Shares to be issued hereunder, and accordingly, it may not be possible for such Seller to liquidate such Seller’s investment in case of emergency and (vi) confirms that such Seller is able to hold the Purchaser Shares indefinitely unless a subsequent sale or other disposition thereof is registered under the Securities Act or made pursuant to an exemption from such registration requirements.

(b) Each Seller receiving Purchaser Shares in connection herewith has had access to all public filings made by Purchaser with the SEC and have undertaken such investigation as they deemed necessary to enable them to make an informed and intelligent decision with respect to the acquisition of the Purchaser Shares pursuant to this Agreement. Each Seller has had an opportunity to ask questions and receive answers from Purchaser regarding the terms and conditions of the offering of the Purchaser Shares and the business, properties, prospects, and financial condition of Purchaser.

(c) Each Seller receiving Purchaser Shares in connection herewith is acquiring the Purchaser Shares for investment for its own account and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling the Shares in violation of applicable securities laws. No Seller is a party to any contract or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the Purchaser Shares.

(d) Each Seller receiving Purchaser Shares in connection herewith understands and acknowledges that: (i) the Purchaser Shares have not been registered pursuant to the Securities Act or under any state securities laws; and (ii) the Purchaser Shares will, upon its issuance to such Seller by Purchaser, and thereafter, be characterized as “restricted securities” under federal securities laws, and that under such laws and applicable regulations the Purchaser Shares cannot be sold or otherwise disposed of without registration under the Securities Act or an exemption therefrom. In connection therewith, each Seller represents that such Seller is familiar with Rule 144 promulgated under the Securities Act and understands the resale limitations imposed thereby and by the Securities Act. Each Seller acknowledges that a legend indicating that the Purchaser Shares sold to such Seller pursuant to this Agreement has not been registered under applicable federal and state securities laws and referring to the restrictions on transferability and sale of the Purchaser Shares pursuant to this Agreement or otherwise may be placed on any certificates or other documents delivered to such Seller or any substitute therefor and any transfer agent of Purchaser may be instructed to require compliance therewith.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES WITH RESPECT TO PURCHASER

Purchaser represents and warrants to Sellers, as of the date hereof, as follows:

Section 4.1 Organization. Purchaser is a company limited by shares duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.

Section 4.2 Authorization; Validity of Agreements. Purchaser has full limited company power and authority to execute and deliver this Agreement and each of the Related Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and each of the Related Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by its board of directors and no other limited company action on the part of Purchaser is necessary to authorize the execution and delivery by Purchaser of this Agreement and each of the Related Agreements to which it is a party and the consummation by it of the transactions contemplated hereby and thereby. This Agreement and each of the Related Agreements to which it is a party have been duly executed and delivered by Purchaser and, assuming due and valid execution and delivery hereof and thereof by the other parties thereto, are valid and binding obligations of Purchaser, enforceable against it in accordance with their respective terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 4.3 Consents and Approvals; No Violations. Except (a) for applicable requirements under the Securities Exchange Act of 1934 (the “Exchange Act”), and (b) as described in this Agreement, neither the execution, delivery or performance by Purchaser of this Agreement and each of the Related Agreements to which it is a party nor the consummation by Purchaser of the transactions contemplated hereby or thereby will (i) violate or conflict with any provision of any Governing Document of Purchaser; (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any Commitment to which Purchaser is a party or by which Purchaser or any of its properties or assets may be bound; (iii) violate any Law; or (iv) require on the part of Purchaser any filing or registration with, notification to, or authorization or Consent of, any Governmental Entity; except in the case of clause (ii) for such violations, breaches or defaults, the failure of which to obtain would not have a material adverse effect on the ability of Purchaser to consummate the transactions contemplated hereby and perform its obligations hereunder (a “Purchaser Material Adverse Effect”).

Section 4.4 Investment Purpose. Purchaser is an accredited investor as such term is defined in Rule 501(a) of the Securities Act. Purchaser is entering into the transactions contemplated by this Agreement for its own account with the present intention of holding the Purchased Securities for investment purposes and not with a view to or for sale in connection with any public distribution of the Purchased Securities in violation of any federal or state securities Laws.

Section 4.5 Litigation. There is no Proceeding pending against Purchaser by or before any court or Governmental Entity that (a) questions or challenges the validity of this Agreement or any action taken or to be taken by Purchaser or any of its affiliates pursuant to this Agreement or in connection with the transactions contemplated hereby, or (b) individually or in the aggregate, could reasonably be expected to have a material adverse effect on, or materially delay, the ability of Purchaser to consummate, the transactions contemplated hereby.

Section 4.6 Brokers or Finders. Purchaser has not entered into any Commitment entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement or the Related Agreements, other than any such fees and commission that are to be paid solely by Purchaser and its affiliates, and not by Sellers.

ARTICLE V
COVENANTS

Section 5.1 Implementing Agreement; Further Assurances.

(a) Subject to the terms and conditions hereof, each Party shall take all action required to fulfill its obligations hereunder and shall otherwise use Reasonable Efforts to facilitate the consummation of the transactions contemplated by this Agreement and the Related Agreements.

(b) The Parties agree to execute and deliver all such other instruments and take all such other action as any Party may reasonably request from time to time, without payment of further consideration, in order to effectuate the transactions provided for in this Agreement and the Related Agreements. The Parties shall cooperate fully with each other and with their respective counsel and accountants in connection with any steps required to be taken as part of their respective obligations under this Agreement and the Related Agreements, including the preparation of financial statements and Tax Returns.

Section 5.2 Public Announcements. No Party shall make, or shall permit any of its affiliates or representatives to make, any public announcement of the transactions provided for in or contemplated by this Agreement or any of the Related Agreements unless the form and substance of the announcement are mutually agreed upon by Purchaser and Sellers’ Representative, which agreement shall not be unreasonably withheld, conditioned or delayed (but after having received such approval, a Party may thereafter disclose freely any information contained in such approved release or public statement without any need for further approval), or unless public disclosure is necessary to comply with Laws.

Section 5.3 Restrictive Covenants.

(a) Non-Compete; Non-Solicit; Non-Hire; Non-Disparagement. Except for each Seller’s ownership of Shares and Purchaser Shares as contemplated herein:

(i) During the period beginning on the Closing Date and ending on the fifth anniversary of the Closing Date (the “Restrictive Covenant Period”), no Seller shall, or shall permit its affiliates to, either alone or in conjunction with any other Person (including any affiliate), directly or indirectly (including as a member, agent, shareholder or investor of any Person or in any other capacity), (A) acquire, finance, own any interest in, manage, control, participate in, consult with, render services for, operate or in any manner engage in a business which is similar to, or competitive with, the business conducted by the Company or any of its subsidiaries at any time during the three years prior to the Closing Date (any of the foregoing, a “Competing Business Activity”); provided, however, that nothing in this Section shall preclude any Seller from owning not more than 1% of the outstanding Equity Securities of any Person if such Equity Securities are listed on a national securities exchange, or (B) for the purpose of conducting or engaging in a Competing Business Activity, calling upon, soliciting, advising or otherwise doing, or attempting to do, business with any clients, suppliers, customers or accounts of the Company or and any of its subsidiaries. The geographic territory to which this Section 5.3(a)(i) extends is Ohio in which the Company or any of its subsidiaries has conducted business within the past three years (the “Restricted Territory”).

(ii) Each Seller hereby covenants and agrees that during the Restrictive Covenant Period, such Seller shall not, and shall cause its affiliates not to, directly or indirectly (A) induce or attempt to induce any officer, employee, salesperson, representative or agent of Purchaser, the Company or any of their respective affiliates (each such Person, a “Protected Person”) to leave the employ of such Person; provided that no Seller shall be prohibited from making general employment solicitations such as through advertisements in publicly available media so long as such advertisements are not specifically targeted at Protected Persons, (B) hire any Person who was a Protected Person at any time during the year prior to the date hereof or any Person who is otherwise a Protected Person during the Restrictive Covenant Period, within twelve months following the date of termination of such Person’s employment or salesperson or other relationship with Purchaser, the Company or any of their respective affiliates or (C) take any action that is designed or intended to negatively interfere with the relationship between the Company or any of its affiliates, on the one hand, and any Protected Person, on the other.

(iii) During the Restrictive Covenant Period, no Seller shall, and each Seller shall cause its affiliates not to, (A) take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of the Company or any of its affiliates from maintaining the same business relationships with such Person after the Closing as it maintained with such Person prior to the Closing, or (B) make or solicit or encourage others to make or solicit directly or indirectly any derogatory or negative statement or communication about Purchaser, the Company or any of its affiliates, or any of their respective businesses, products, services or activities; provided that such restriction shall not prohibit truthful testimony compelled by valid legal process.

(iv) If any provision contained in this Section 5.3(a) will for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provisions of this Section 5.3(a), but this Section 5.3(a) will be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the Parties that if any of the restrictions or covenants contained in this Section 5.3(a) is held to cover a geographic area or to be of a length of time which is not permitted by Law, or in any way construed to be too broad or to any extent invalid, such provision will not be construed to be null, void and of no effect. Instead, the Parties agree that a court of competent jurisdiction will construe, interpret, reform or judicially modify this Section 5.3(a) to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as will be valid and enforceable under such Law. In furtherance of the foregoing, the Parties intend that the covenants of this Section 5.3(a) shall be deemed to be a series of separate covenants, one for each county or province of each and every state, commonwealth, territory or jurisdiction of each county or province within the Restricted Territory and one for each month of the Restrictive Covenant Period.

(v) Each Seller agrees that a violation of this Section 5.3(a) will cause irreparable injury to Purchaser and the Company, and Purchaser and the Company will be entitled, in addition to any other rights and remedies they may have at law or in equity, to apply for an injunction enjoining and restraining such Seller from doing or continuing to do any such act and any other violations or threatened violations of this Section 5.3(a), and Purchaser and the Company may seek entry thereof. In the event that any Seller is found to have breached any covenant in this Section 5.3(a), the time period provided for in that covenant shall be tolled (i.e., it shall not run) with respect to such Seller for so long as such Seller was in violation of that covenant.

(b) Confidential Information.

(i) From and after the Closing, each of the Parties agrees that such Party shall, and shall cause its affiliates (other than the Company and its subsidiaries) and representatives to, treat in confidence and not use, disseminate or disclose, other than in connection with the transactions contemplated by this Agreement and the Related Agreements, any documents, materials and other information regarding Purchaser and its Affiliates which any such Party or any of its affiliates or representatives obtains during the course of the negotiations leading to the consummation of the transactions contemplated by this Agreement (whether obtained on, prior to or following the date hereof) or the preparation of this Agreement or any of the Related Agreements. The obligation of each Party to treat, and to cause its affiliates and representatives to treat, such documents, materials and other information in confidence and not to use, disseminate or disclose such materials shall not apply to any information that (A) is or becomes known to the public and did not become so known through any violation of this Section 5.3(b)(i) on the part of such Party or affiliate or representative of such Party; (B) is later lawfully acquired by such Party, its affiliates or representatives from other sources that did not acquire the information under an obligation of confidentiality with respect thereto; or (C) is required to be disclosed under the provisions of any Law, or by an Order of any court of competent jurisdiction. Notwithstanding the foregoing, each Party and its affiliates shall be permitted to make disclosures concerning such documents, materials and other information to, as applicable, their actual or prospective limited partners, trustees, shareholders, members, investors, lenders or regulators who have the need to know the information and who agree to keep such information confidential or are otherwise bound to confidentiality.

(ii) Each Seller acknowledges and agrees that the Confidential Information of the Company and its subsidiaries is an asset which Purchaser will acquire pursuant to this Agreement.

(iii) For purposes of this Agreement, “Confidential Information” shall mean the Company’s and each of its subsidiaries’ trade secrets, Intellectual Property and all other information regarding the Company, its subsidiaries and the business operations of the Company and its subsidiaries, including information: (A) which is or was used in the business of the Company or its subsidiaries and is or was proprietary to, about or created by the Company or its subsidiaries (including any of such Persons’ Personnel) for use in the business of the Company or its subsidiaries; (B) is designated and/or, in fact, treated as confidential by the Company or its subsidiaries; or (C) is not generally known by any personnel not affiliated with the Company or its subsidiaries. From and after the Closing, each Seller agrees to maintain, and shall cause its respective affiliates and representatives to maintain the confidentiality of, and refrain from using or disclosing to any Person, any Confidential Information, except to the extent disclosure of any such Confidential Information is (x) required by Law (based on advice of outside legal counsel), provided that such Seller, affiliate or representative, as applicable, first complies with, and only discloses Confidential Information to the extent permitted by, Section 5.3(b)(iv) below, or (y) in connection with any Proceedings against Purchaser. Confidential Information shall cease to be such when it is in the public domain through no violation of this Section 5.3(b) by any Seller or any of their respective affiliates or representatives. Notwithstanding the foregoing, Sellers shall be permitted to make disclosures concerning the Confidential Information (1) to, as applicable, their existing or prospective limited partners, trustees, shareholders, members, existing or prospective investors or regulators who have a need to know the information and who agree to keep such information confidential or are otherwise bound to confidentiality, (2) in connection with any Tax Returns filed by such Seller or its affiliates, (3) to the extent such information was or becomes available to Sellers after the Closing from a third party that did not acquire the information under an obligation of confidentiality with respect thereto, and (4) during the course of pursuing or defending indemnification claims (or the matters underlying such indemnification claims) or in connection with any dispute between Purchaser, on the one hand, and Sellers, on the other.

(iv) In the event that any receiving Party or any Person to whom any receiving Party is permitted to disclose any Confidential Information to in accordance with this Agreement is required by Law (including by deposition, interrogatories, requests for information or documents in legal proceedings, subpoenas, civil investigative demand or similar process) to disclose any Confidential Information, such receiving Party will give the other Parties and the Company prompt written notice of such request or requirement so that such disclosing Parties or the Company may, at such disclosing Party’s or the Company’s expense, seek an appropriate protective order or other remedy and/or waive compliance with the provisions of this Agreement, and such Party will cooperate, at the disclosing Party’s expense, with the disclosing Party and the Company to obtain such protective order. If, in the absence of a protective order or other remedy or the receipt of a waiver by the disclosing Party, such receiving Party or Person to whom disclosure of Confidential Information has occurred in accordance with this Agreement are nonetheless, in the opinion of counsel, legally compelled to disclose Confidential Information to any Governmental Entity or else stand liable for contempt or suffer other censure or penalty, such receiving Party or Person may, without liability hereunder, disclose to such Governmental Entity only that portion of the Confidential Information which, in the written opinion of counsel to such receiving Party or Person, is legally required to be disclosed, provided that such receiving Party or Person, as applicable, uses Reasonable Efforts to preserve the confidentiality of the Confidential Information, including by cooperating with the disclosing Party and the Company, at the disclosing Party’s expense, to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Confidential Information required to be disclosed by such Governmental Entity.

(v) The Parties hereby agree that, as of the Closing, the Mutual Confidential Disclosure Agreement, dated July 21, 2021, by and between Purchaser and the Company (the “Confidentiality Agreement”) shall be terminated in its entirety and shall be without further force and effect, and no party thereto (nor any of their respective successors in interest) shall have any further rights, duties, liabilities or obligations of any nature whatsoever with respect to, in connection with or otherwise arising under the Confidentiality Agreement.

Section 5.4 Termination of Related Party Arrangements. Sellers hereby agree with the Company that each of (a) the Amended Shareholder Agreement, dated as of November 24, 2019, by and among the Company and certain Sellers, (b) the Amended Shareholder Agreement, dated as of August 2, 2020, by and among the Company and Sellers, (c) any and all other shareholders’ agreements relating to the ownership or operation of the Company entered into between or among any of the Sellers, and in each case all rights and obligations of the parties thereunder, are hereby, effective as of the Closing, terminated without any further action of the parties thereto.

Section 5.5 Releases.

(a) Effective at the time of the Closing, Sellers hereby, without any further action, release and forever discharge the Company and its subsidiaries and their respective Personnel and affiliates (other than Purchaser), from any and all Liabilities, claims, obligations, actions, causes of action, suits at law or in equity of whatever kind or nature, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, Commitments, controversies, promises, variances, trespasses, judgments, verdicts, extents, executions, Encumbrances, payments, damages, costs, attorneys fees, expenses, and demands of any kind or nature, which Sellers may have or may have had, known or unknown, at or prior to the Closing, against the Company or any of its subsidiaries or any of their respective Personnel or affiliates (other than Purchaser).

(b) Notwithstanding the foregoing, nothing contained in Section 5.5(a) shall constitute a release by any Seller (i) for claims against Purchaser arising out of Purchaser’s obligations under this Agreement, or (ii) to the extent such Seller is an officer, director or employee of the Company or its subsidiaries immediately prior to the Closing, for claims relating to (A) any pro rata portion of such Seller’s salary as an employee of the Company or its subsidiaries for the scheduled pay period in which the Closing Date occurs, (B) reimbursement of authorized unreimbursed expenses incurred by such Seller on behalf of and as an employee of the Company or its subsidiaries prior to the Closing Date, or (C) the Company’s obligation to provide any benefits set forth on Section 2.7(a) of the Company Disclosure Schedule to which such Seller is entitled to receive as an employee of the Company or its subsidiaries.

Section 5.6 Spousal/Domestic Partner Consent. If any individual Seller is married on the date of this Agreement and lives in a community property state, such Seller’s spouse/domestic partner shall execute and deliver to Purchaser a consent of spouse/domestic partner in the form of Exhibit 5.6 hereto, effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse/domestic partner any rights in such Seller’s Shares that do not otherwise exist by operation of Law or the agreement of the Parties.

Section 5.7 Purchaser Shares. Each Seller receiving Purchaser Shares hereunder agrees that for a period of six months from the Closing Date, such Seller’s Purchaser Shares may not be offered, pledged, sold, or otherwise transferred or disposed of, directly or indirectly. Prior to the expiration of the foregoing six-month period, each such Seller agrees to enter into a sales plan pursuant to Rule 10b5-1 of the Exchange Act, in form reasonably acceptable to Purchaser, to sell the Purchaser Shares at a price of not less than $6.20 (subject to adjustment for any share splits, share dividends, or similar events) per Purchaser Share. On the one-year anniversary of the Closing Date, Purchaser agrees to repurchase any Purchaser Shares not sold pursuant to this Section 5.7 at a price of $6.20 (subject to adjustment for any share splits, share dividends, or similar events) per Purchaser Share. Purchaser shall bear all costs, if any, related to repurchase of Purchaser Shares.

ARTICLE VI
TAXES

Section 6.1 Filing Responsibility. From and after the Closing Date, Purchaser shall, or shall cause its Affiliates to, timely prepare and file all Tax Returns of the Company and its subsidiaries attributable to any Pre-Closing Tax Period. For any such Tax Return of the Company and its subsidiaries, Purchaser shall, or shall cause its affiliates to, (a) prepare and file timely the Tax Return in accordance with the most recent past practice of the Company and its subsidiaries (except as otherwise required by applicable Law), (b) if such Tax Return is an income Tax Return, deliver a draft of such Tax Return to Sellers’ Representative, for Sellers’ Representative’s review, a reasonable period of time before the due date (after giving effect to any applicable extensions of time for filing) so that Sellers’ Representative has a meaningful opportunity to review and comment on such draft, and (c) negotiate in good faith with Sellers’ Representative with respect to any comment provided in writing by Sellers’ Representative to Purchaser with respect to such Tax Return. If Sellers’ Representative consents to such Tax Returns (which consent shall not be unreasonably withheld, conditioned or delayed), Purchaser shall, or shall cause its affiliates to, execute and file such Tax Returns as prepared by Purchaser. Sellers shall pay all Taxes reflected on any Tax Returns with respect to the Company and its subsidiaries relating to any Pre-Closing Tax Period at least five days prior to the due date of such Tax Returns. In the event of any disagreement between Purchaser and the Sellers’ Representative regarding any Tax Return relating to any Pre-Closing Period that cannot be resolved by the tenth day prior to the due date for such Tax Return, such disagreement shall be resolved by the Dayton, Ohio offices of RSM US LLP (or, if such accounting firm shall decline to act or is not, at the time of submission thereto, independent of Purchaser, Sellers or the Company, to another independent accounting firm of national reputation mutually acceptable to Purchaser and Sellers’ Representative) (either RSM US LLP or such other accounting firm being the “Independent Accounting Firm”), and any such determination by the Independent Accounting Firm shall be final. The fees and expenses of the Independent Accounting Firm shall be borne equally by Purchaser and Sellers’ Representative. If the Independent Accounting Firm does not resolve any differences between Purchaser and Sellers’ Representative with respect to such Tax Return at least five days prior to the due date therefor, such Tax Return shall be prepared and filed consistent with past practices of the Company and its subsidiaries and in accordance with Purchaser’s instructions and such Tax Return shall be amended to reflect the Independent Accounting Firm’s resolution.

Section 6.2 Straddle Period. In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income or receipts of the Company and its subsidiaries for the Straddle Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date and the amount of other Taxes of the Company and its subsidiaries for a Straddle Period that relate to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

Section 6.3 Contests. Purchaser will have the right to control, at its own expense, any audit, examination, contest, litigation or other proceeding by or against any taxing authority (a “Tax Proceeding”) in respect of the Company and its subsidiaries for any taxable period that ends on or before the Closing Date and for any Straddle Period, and will defend such Tax Proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax Proceeding; provided, however, that Purchaser will consult with Sellers’ Representative before taking any significant action in connection with such Tax Proceeding, and will consult with Sellers’ Representative and offer Sellers’ Representative an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding.

Section 6.4 Cooperation. After the Closing, Purchaser and Sellers’ Representative shall promptly make available or cause to be made available to the other, as reasonably requested, and to any taxing authority, all information, records or documents relating to Tax Liabilities and potential Tax Liabilities relating to the Company and its subsidiaries for all periods prior to or including the Closing Date, including workpapers used to prepare Tax Returns, and shall preserve all such information, records and documents until seven years following the Closing Date. Thereafter, Purchaser and Sellers’ Representative may dispose of them after offering the other party reasonable notice and opportunity to take possession of such Tax Returns and other documents (provided, that any such notice must in any event be made in writing at least 60 days prior to such disposition). Each Party shall bear its own expenses in complying with the provisions of this Section 6.4.

ARTICLE VII
INDEMNIFICATION

Section 7.1 Indemnification.

(a) Indemnification by Sellers. Subject to the limits set forth in Section 7.1(e), Sellers hereby, jointly and severally, agree to indemnify, defend and hold Purchaser, its officers, directors and affiliates (all of such persons are collectively referred to herein as the “Purchaser Indemnified Parties”) harmless from and in respect of any and all Losses that any of them may incur arising out of, in connection with, relating to or caused by:

(i) any inaccuracy or breach of (or in the event a third party alleges facts that, if true, would mean the Company or any Seller has breached):

(A) any representation or warranty made by or with respect to the Company contained in this Agreement (including all representations and warranties included in ARTICLE II of this Agreement) or in any agreement or certificate delivered by the Company, Sellers’ Representative or Sellers pursuant to this Agreement;

(B) any representation or warranty made by or with respect to any Seller contained in (x) ARTICLE III of this Agreement, or (y) any certificate delivered by the Company, Sellers’ Representative or Sellers pursuant to this Agreement;

(C) any covenant, undertaking or other agreement of the Company contained in (x) this Agreement, or (y) any certificate delivered by the Company, Sellers’ Representative or Sellers pursuant to this Agreement; or

(D) any covenant, undertaking or other agreement of any Seller or of Sellers’ Representative contained in (x) this Agreement, or (y) any certificate delivered by the Company, Sellers’ Representative or any Seller pursuant to this Agreement;

(ii) any rights to indemnification and exculpation from liability for any acts and omissions occurring at or prior to the Closing and rights to advancement of expenses thereto in favor of any Personnel as provided in the Governing Documents of the Company or any of its subsidiaries or any indemnification agreement between the Company or any of its subsidiaries and any Personnel;

(iii) the failure to obtain any Consent with respect to any Commitment of the Company or any of its subsidiaries which provides for or requires the Consent of the other party thereto to be obtained in connection with, or as a result of, the consummation of any of the transactions contemplated by this Agreement;

(iv) any Specified Tax Liabilities;

(v) any Transaction Expenses to the extent not included in the Transaction Expenses Certificate;

(vi) any Intercompany Liabilities outstanding at the Closing;

(vii) any Liability arising out of, in connection with, or related to the Debt Conversion Agreement, the Amendment to Debt Conversion Agreement or the exercise of the Company’s rights thereunder;

(viii) any Liability relating to the operations of Davis College, Inc. or Davis College Vancouver prior to the Closing; or

(ix) any failure of the Company to own 100% of the issued and outstanding capital stock of Davis College, Inc., an Ohio corporation, following the Company’s exercise of its rights under the Debt Conversion Agreement.

(b) Indemnification by Purchaser. Subject to the limits set forth in Section 7.1(e), Purchaser agrees to indemnify, defend and hold Sellers harmless from and in respect of any and all Losses that Sellers may incur arising out of, in connection with, relating to or caused by any inaccuracy or breach of (or in the event a third party alleges facts that, if true, would mean Purchaser has breached):

(i) any representation or warranty of Purchaser contained in (A) this Agreement, or (B) any certificate delivered by Purchaser pursuant to this Agreement; or

(ii) any covenant, undertaking or other agreement of Purchaser contained in (A) this Agreement, or (B) any certificate delivered by Purchaser pursuant to this Agreement.

(c) Materiality Qualifiers. The Parties acknowledge and agree that certain representations and warranties contained in this Agreement and certificates and agreement delivered pursuant to this Agreement, and certain defined terms used or included therein, are qualified by references to “material,” “materiality,” “material respects” and the like (including by reference to a dollar threshold), or by matters having or not having a “Company Material Adverse Effect” (all of the foregoing, “Materiality Qualifiers”). Notwithstanding anything to the contrary contained herein, for purposes of (i) determining whether a representation or warranty in this Agreement or any certificate or agreement delivered pursuant to this Agreement has been breached or is inaccurate, and (ii) determining and calculating the amount of a claim and any related Loss resulting from such a breach or inaccuracy, all such Materiality Qualifiers in such representations and warranties (and defined terms used or referenced therein) shall be ignored and disregarded and the representations and warranties (and defined terms used or referenced therein) shall be construed without regard to any such Materiality Qualifiers therein contained, except that notwithstanding the foregoing, (A) the reference to Company Material Adverse Effect in the first sentence of Section 2.6 shall not be so ignored or disregarded, and (B) the references to material in the use of the defined term “Material Commitments” shall not be so ignored or disregarded.

(d) Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Parties contained in this Agreement or in any instrument delivered pursuant hereto will survive the Closing Date and will remain in full force and effect (i) in the case of the Fundamental Representations, five years after the Closing Date (or if shorter, the maximum statutory period allowed under applicable law); (ii) in the case of all other representations and warranties, and all covenants and agreements that are to be performed on or prior to the Closing Date, until the date which is two years following the Closing Date; and (iii) in the case of the covenants and agreements that by their terms are to be performed after the Closing Date, for the respective terms specified therein or, if no term is specified, until fully discharged; provided, however, that, in each case, such representations, warranties and covenants shall survive beyond their respective periods with respect to any inaccuracy therein or breach thereof, notice of which shall have been duly given within such applicable period in accordance with Section 7.1(f) hereof. Notwithstanding the foregoing, claims related to fraud or intentional breach with respect to this Agreement and the transactions contemplated hereby shall survive until 90 days after the expiration of the date on which the statute of limitations otherwise applicable to such claims has expired.

(e) Limitations on Indemnification Obligations. Notwithstanding anything to the contrary contained herein:

(i) With respect to the indemnification obligations of Sellers pursuant to Section 7.1(a)(i)(A) or Section 7.1(a)(i)(B), no Seller shall be obligated to indemnify the Purchaser Indemnified Parties under Section 7.1(a)(i)(A) or under Section 7.1(a)(i)(B) unless the aggregate of all Losses for which Sellers would, but for this clause (i), be liable under Section 7.1(a)(i)(A) and Section 7.1(a)(i)(B) exceeds on a cumulative basis $10,000, at which point, subject to any other applicable limitations contained in this Section 7.1(e), the Purchaser Indemnified Parties shall be entitled to all indemnification amounts under Section 7.1(a)(i)(A) and Section 7.1(a)(i)(B) from Sellers, including the first full $10,000 of Losses (the “Threshold”); provided, however, that the limitations in this Section 7.1(e)(i) shall not apply (A) to any indemnification obligations arising from or relating to any of the Fundamental Representations, or (B) in the case of fraud or intentional breach with respect to this Agreement or the transactions contemplated hereby.

(ii) With respect to the indemnification obligations of Sellers pursuant to Section 7.1(a)(i)(A), Section 7.1(a)(i)(C), and Section 7.1(a)(ii) through Section 7.1(a)(vi), each Seller’s indemnification obligations shall be joint and several.

(iii) With respect to the indemnification obligations of Sellers pursuant to Section 7.1(a)(i)(B) and Section 7.1(a)(i)(D), each Seller shall only be obligated to indemnify the Purchaser Indemnified Parties with respect to (A) an inaccuracy or breach of a representation or warranty covered by Section 7.1(a)(i)(B) (that does not also relate to any inaccuracy or breach of a representation or warranty subject to Section 7.1(a)(i)(A)) to the extent that such inaccuracy or breach related to or involved such Seller, or (B) a breach of a covenant, understanding or agreement covered by Section 7.1(a)(i)(D) to the extent that such Seller or Sellers’ Representative breached or caused or permitted the breach of such covenant, understanding or agreement.

(iv) Any indemnification obligations of Sellers under this ARTICLE VII shall be satisfied first by recourse to the Escrow Fund, and to the extent the Escrow Fund is no longer available or is insufficient to satisfy the indemnification obligation, and second by direct recourse to Sellers.

(v) With respect to the indemnification obligations of Purchaser pursuant to Section 7.1(b)(i), Purchaser shall not be obligated to indemnify Sellers under Section 7.1(b)(i) unless the aggregate of all Losses for which Purchaser would, but for this clause (v), be liable under this Agreement exceeds on a cumulative basis the Threshold, at which point Sellers shall be entitled to all indemnification amounts under Section 7.1(b)(i), including the first full $10,000 of Losses, provided, however, that the limitations in this Section 7.1(e)(v) shall not apply (A) to any indemnification obligations arising from the Fundamental Representations, or (B) in the case of fraud or intentional breach with respect to this Agreement or the transactions contemplated hereby.

(vi) With respect to the indemnification obligations of Purchaser pursuant to Section 7.1(b), Purchaser shall not be obligated to indemnify Sellers under Section 7.1(b) for any Losses for which Purchaser would, but for this clause (vi), be obligated to indemnify Sellers under Section 7.1(b) in excess of an amount equal to the Purchase Price; provided, however, that the limitations in this clause (vi) shall not apply (A) to any indemnification obligations arising from the representations and warranties set forth in Section 4.2 or Section 4.6, or (B) in the case of fraud or intentional breach with respect to this Agreement or the transactions contemplated hereby.

(vii) The Parties acknowledge and agree that one of the purposes of the representations, warranties, covenants, agreements, and indemnities made in this Agreement, the schedules and exhibits hereto, or in any certificate furnished in connection with the transactions contemplated hereby, is to shift the economic risk and responsibility for certain known and unknown Liabilities among the Parties. Accordingly, the right to indemnification, payment of Losses or other remedy based on breaches or inaccuracies of representations, warranties or compliance with the covenants and obligations granted pursuant to this ARTICLE VII, will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement by the Claimant. All representations, warranties, covenants, agreements, and indemnities shall be deemed material and relied upon by the Claimant, regardless of any knowledge or investigation.

(viii) No Seller shall be entitled to contribution or any other payments from the Company or any of its subsidiaries for any Losses for which such Seller is obligated to make any payment to any Purchaser Indemnified Party pursuant to this Agreement (including ARTICLE VII).

(f) Indemnification Notice; Litigation Notice. If a party believes that it is entitled to indemnification pursuant to Section 7.1(a) or Section 7.1(b) (the “Claimant”), it shall so notify the party which the Claimant believes has an obligation to indemnify (the “Indemnifying Party”) promptly in writing describing such indemnification obligation and any Loss related thereto in reasonable detail and the amount thereof, if known, all with reasonable particularity (the “Indemnification Notice”); provided that any Indemnification Notice originating from Purchaser only need to be delivered to Sellers’ Representative on behalf of Sellers. If any Proceeding is instituted by or against a third party with respect to which the Claimant intends to claim any Liability or expense as a Loss under this ARTICLE VII, it shall promptly notify the Indemnifying Party in writing of such Proceeding describing such Loss, the amount thereof, if known, and the method of computation of such Loss, all with reasonable particularity (the “Litigation Notice”) in lieu of an Indemnification Notice; provided that any Litigation Notice originating from Purchaser only need to be delivered to Sellers’ Representative on behalf of Sellers. No failure or delay by the Claimant with respect to an Indemnification Notice or a Litigation Notice in the performance of the foregoing shall reduce or otherwise affect the indemnification or reimbursement obligations hereunder, except and only to the extent that such failure or delay shall have adversely affected the Indemnifying Party’s ability to defend against, settle or satisfy any Loss for which the indemnified party is entitled to indemnification or reimbursement hereunder.

(g) Defense of Third Person Claims.

(i) The Indemnifying Party shall have 30 calendar days (or, to the extent possible, such shorter period as may be sufficient under the circumstances to give the Indemnifying Party a reasonable opportunity to respond) after receipt of the Litigation Notice to notify the Claimant that it elects to undertake, conduct and assume control (through counsel of Indemnifying Party’s choice reasonably acceptable to Claimant) any Proceeding instituted by a third party with respect to an identifiable claim (the “Election Notice”); provided¸ that, as a condition precedent to the Indemnifying Party’s right to assume control of such defense, the Indemnifying Party must (A) first demonstrate to Claimant in writing (1) reasonable evidence of the Indemnifying Party’s financial ability to provide indemnification to the extent provided hereunder to the Claimant with respect to such third party claim and (2) after giving effect to the application of the limitations in this ARTICLE VII, the Indemnifying Party would be responsible for a greater portion of the Losses related to such third party claim than the Claimant, and (B) agree to provide indemnification to the extent provided hereunder; provided, further, that the Indemnifying Party shall not have the right to assume control of such defense and shall pay the fees and expenses of counsel retained by the Claimant (to the extent required herein), if (1) the third party claim seeks an injunction or equitable relief, or relief for other than money damages against the Claimant that the Claimant reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for money damages, (2) the third party claim involves criminal proceeding, action, indictment, allegation or investigation that could reasonably be expected to involve incarceration of Claimant, any of its affiliates or any of their respective Personnel, (3) the parties to any such third party claim or threatened third party claim (including any impleaded parties) include both the Indemnifying Party and the Claimant and the Indemnifying Party shall have been advised in writing by counsel for the Claimant that there exists legal conflicts of interest pursuant to applicable rules of professional conduct between the Indemnifying Party and the Claimant, (4) the Indemnifying Party failed or is failing to diligently prosecute or defend such third party claim, or (5) the third party claim relates to or arises in connection with any environmental, health or safety conditions or matters.

(ii) If the Indemnifying Party timely gives the foregoing Election Notice, the Indemnifying Party shall have the right, subject to the provisos contained in the first sentence of Section 7.1(g)(i), to undertake, conduct and assume control, at the Indemnifying Party’s sole expense, the conduct and settlement of such Proceeding, and the Claimant shall reasonably cooperate with the Indemnifying Party in such Proceeding, including providing reasonable access to the Indemnifying Party to records and Personnel of the Company, as applicable; provided, however, (A) the Indemnifying Party shall conduct such Proceeding diligently and in good faith, (B) the Indemnifying Party shall permit the Claimant to participate in such Proceeding through legal counsel chosen by the Claimant, but the fees and expenses of such legal counsel shall be borne solely by the Claimant (unless a conflict of interest exists between the Indemnifying Party and the Claimant, in which case the expense of Claimant’s legal counsel shall be borne by the Indemnifying Party), (C) upon a final determination of such Proceeding, the Indemnifying Party shall promptly reimburse the Claimant, to the extent required under this ARTICLE VII, for the full amount of any Loss incurred by the Claimant, except fees and expenses of legal counsel to be borne by Claimant pursuant to (B) above, and (D) the Indemnifying Party shall have the right to pay or settle any such Proceeding provided the Claimant has no Liability with respect to such settlement and the settlement does not impose injunctive or other equitable relief against the Claimant or encumber any of Claimant’s assets.

(iii) If the Indemnifying Party gives a Disagreement Notice or does not give the foregoing Election Notice during such 30 day period or gives an Election Notice, but does not conduct the Proceeding diligently and in good faith, the Claimant shall have the right (but not the obligation) to defend, contest, settle or compromise such Proceeding in the exercise of its reasonable discretion. The Indemnifying Party shall be liable for the fees and expenses of counsel employed by the Claimant for any period during which the Indemnifying Party has not assumed (or is not entitled to assume) the defense of a Proceeding with respect to which an Indemnification Notice or a Litigation Notice has been issued by or on behalf of the Claimant.

(h) Disagreement Notice. If the Indemnifying Party does not agree that the Claimant is entitled to full reimbursement for the amount specified in the Indemnification Notice or the Litigation Notice, as the case may be, the Indemnifying Party shall notify the Claimant (the “Disagreement Notice”) within 30 calendar days of its receipt of the Indemnification Notice or the Litigation Notice, as the case may be. Any dispute regarding the indemnification provisions of this ARTICLE VII shall be resolved as provided for in Section 8.8 and Section 8.9.

(i) Calculation of Losses. The amount of any Loss will be determined net of any amounts actually recovered by the Purchaser Indemnified Parties under insurance policies or other collateral sources (such as contractual indemnities of any Person which are contained outside of this Agreement) with respect to such Loss (in each case, net of (A) any increase in future or retroactive premiums, (B) any deductibles incurred in obtaining such amounts and any self-insurance retention amounts, and (C) costs of collection or other cost incurred in connection with the receipt of such proceeds). Purchaser shall use Reasonable Efforts to make any insurance claims under applicable insurance policies then in effect that reasonably relate to and provide coverage with respect to any Loss for which any Purchaser Indemnified Party has been indemnified under this ARTICLE VII.

(j) Tax Treatment of Indemnity Payments. The Parties agree to treat any indemnity payment made pursuant to this Agreement as an adjustment to the Purchase Price for all Tax purposes, and the Parties agree to file their Tax Returns accordingly.

(k) Payment Method; Interest. Any payment pursuant to a claim for indemnification shall be made by wire transfer or delivery of immediately available funds to an account designated by the Claimant no later than five Business Days after the amount of the claim is finally determined pursuant to this ARTICLE VII. Any payment required under this ARTICLE VII shall include prejudgment interest at the statutory rate under applicable Law to the extent provided under applicable Law. Whether or not provided under applicable Law, any payment required under this ARTICLE VII shall include interest accruing at a rate of 10% per annum beginning on the date the amount of the claim is finally determined pursuant to this ARTICLE VII.

ARTICLE VIII
MISCELLANEOUS

Section 8.1 Notices. All notices, consents and other communications that are required or may be given pursuant to the terms of this Agreement shall be in writing, and delivery shall be deemed sufficient and shall be deemed to have been duly given as follows: (a) on the actual date of service if delivered personally; (b) at the time of receipt of confirmation by the transmitting Party if by facsimile transmission (provided that no delivery failure message is received by the sender); (c) at the time of receipt if given by electronic mail to the e-mail addresses set forth in this Section 8.1 (provided that no delivery failure message is received by the sender); or (d) on the day after delivery to a nationally recognized overnight courier service during its business hours or the Express Mail service maintained by the United States Postal Service during its business hours for overnight delivery against receipt, and properly addressed as set forth in this Section 8.1:

(a) if to Purchaser, to:

Elite Education Group International Limited
1209 N. University Blvd.
Middletown, OH 45042
Telephone No.: 513-649-8350
E-mail: zhenyu.wu.eeiq@gmail.com;

with a copy (which copy shall not constitute notice hereunder) to:

Schiff Hardin LLP
233 S. Wacker Drive, Suite 7100
Chicago, Illinois 60606

E-mail:	cpavri@schiffhardin.com
Facsimile No.:	(312) 258-5600
Attention:	Cavas Pavri; and

(b) if to Sellers or Sellers’ Representative, to:

7266 Frobisher Dr.
Richmond, BC V7C 4N5
E-mail: johnzhhan@yahoo.ca;

with a copy (which copy shall not constitute notice hereunder) to:

Lei Jiang LLC
26943 Westwood Road
Westlake OH 44145
E-mail: ljiang@leijianglaw.com

Facsimile No.: (440) 835-2271
Attention: Lei Jiang.

Any Party may change its address or other contact information for notice by giving notice to each other Party in accordance with the terms of this Section 8.1. In no event shall delivery to a copied Person alone constitute delivery to the party represented by such copied Person.

Section 8.2 Interpretation.

(a) The words “hereunder,” “hereof,” “hereto,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. “Including” (and with correlative meaning “include”) as used in this Agreement means including without limiting the generality of any description preceding such term. The words in this Agreement describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include entities and vice versa. The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date first written in the Preamble of this Agreement. If any Party has breached any representation, warranty, covenant or agreement contained herein in any respect, the fact that there exists another representation, warranty, covenant or agreement relating to the same subject matter that the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, covenant or agreement. All uses of “written” contained in ARTICLE II, ARTICLE III and ARTICLE IV shall be deemed to include information transmitted via electronic mail, facsimile or other electronic transmission. The Parties agree that any drafts of this Agreement or any Related Agreement prior to the final fully executed agreements shall not be used for purposes of interpreting any provision of this Agreement or any Related Agreement, and each of the Parties agrees that no Party, Indemnifying Party or Claimant shall make any claim, assert any defense or otherwise take any position inconsistent with the foregoing in connection with any dispute or Proceeding among any of the foregoing or for any other purpose.

(b) As used in this Agreement:

(i) “Accounts Receivable” means (A) all trade accounts receivable and other rights to payment from customers of the Company and its subsidiaries and the full benefit of all security for such accounts or debts, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered to customers; (B) all other accounts or notes receivable and the full benefit of all security for such accounts or notes; and (C) any claims, remedies and other rights related to any of the foregoing.

(ii) “affiliate” means, with respect to any specified Person, any other Person that directly or indirectly controls, is controlled by or is under direct or indirect common control with, such specified Person. For the avoidance of doubt, directors, officers and employees of a Person shall be deemed “affiliates” of such Person. As used in this definition, “control” (including, its correlative meanings “controlled by”, “under common control with”, “controlling” and “controlled”), when used with respect to any specified Person, means possession, directly or indirectly, of power to direct or cause the direction of management or policies of such Person (whether through ownership of outstanding voting securities or partnership or other ownership interests, by Commitment or otherwise).

(iii) “Business Day” means a day, other than a Saturday or a Sunday, on which banking institutions in the City of Middletown, Ohio are required to be open.

(iv) “Commitment” means any contract, agreement, plan, understanding, undertaking, commitment or arrangement, whether written or oral, including any note, bond, mortgage, indenture, lease, license, sublicense, franchise, order or deed of trust.

(v) “Company Material Adverse Effect” means any change, effect, event, condition, development, factor, circumstance, occurrence or state of facts that, individually or in the aggregate with all other changes, effects, events, conditions, developments, factors, circumstances, occurrences or state of facts, (A) has, or could reasonably be expect to have, either a short-term or long-term material adverse effect upon the business, condition (financial or otherwise), assets, Liabilities, prospects, operations or results of operations of the Company and its subsidiaries taken as a whole, or (B) materially and adversely affects the ability of Sellers or the Company to perform its obligations hereunder or to consummate the transactions contemplated by this Agreement; provided, however, that no adverse change, effect, event, condition, development, factor, circumstance, occurrence or state of facts arising from or relating the following, in and of itself, shall be deemed to constitute a Company Material Adverse Effect: (1) general business or economic conditions affecting the U.S. economy as a whole; (2) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (3) financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (4) the taking of any action expressly required by the terms of this Agreement (other than the consequences of any action taken in connection with the Company or its subsidiaries conducting their business in the ordinary and regular course and preserving intact their business organization and the present commercial relationships with Key Persons with whom they do business), and (5) any failure by the Company to meet its internal financial projections, provided, however, that the underlying causes of such failure shall not be excluded; provided, further, that clauses (1), (2) and (3) shall not apply to the extent that such changes, effects, events, conditions, developments, factors, circumstances, occurrences or state of facts adversely affect the Company or its subsidiaries, as applicable, in a disproportionate manner relative to participants operating in the same industries in which the Company and its subsidiaries operate.

(vi) “Company Owned Intellectual Property” means Company Intellectual Property to the extent owned by or purported to be owned by Company or its subsidiaries.

(vii) “Company Systems” means the computer software, computer firmware, computer hardware, electronic data processing, information, record keeping, communications, telecommunications, networks, interfaces, platforms, peripherals and computer systems that are owned or used or relied on by the Company or its subsidiaries.

(viii) “Consent” means any consent, approval, filing, registration, notification, Permit, Order or authorization.

(ix) “Dispute” means a claim for money damages arising out of this Agreement for which an Indemnification Notice was provided by the applicable Claimant to the Indemnifying Party. For the avoidance of doubt, and notwithstanding the foregoing, a Dispute shall not include (A) a claim seeking provisional or urgent interlocutory relief, or (B) a claim seeking the enforcement of Section 5.3 or Section 8.13.

(x) “Encumbrances” means all liens (statutory or otherwise), leases, mortgages, pledges, security interests, conditional sales agreements, charges, claims, covenants, options, easements, rights of way, rights of others or other restrictions (whether voting, sale, transfer, disposition or otherwise) of any kind, whether imposed by Commitment, understanding, Law, equity or otherwise and other encumbrances of any kind or nature whatsoever.

(xi) “Equipment and Machinery” means (A) all fixed assets, including equipment, machinery, furniture, fixtures and improvements, tooling, spare parts, supplies, materials, computer hardware and software, rolling stock and vehicles owned or leased by the Company or its subsidiaries (including all leases of such property), (B) any rights of the Company or its subsidiaries to warranties applicable to the foregoing, and Permits received from manufacturers, lessors, sellers or transferors of any such item, and (C) any related records, documents, claims, credits and rights of recovery with respect thereto.

(xii) “Equity Securities” of any Person means capital stock or partnership, membership or other ownership interest in or of such Person, or any other securities or similar rights with respect to such Person (including securities directly or indirectly convertible into or exchangeable or exercisable for any such stock or interest, any phantom stock or stock appreciation right, or options, warrants, calls, commitments or rights of any kind to acquire any such stock or interest).

(xiii) “Fundamental Representations” means the representations and warranties set forth in Section 2.1 (Organization); Section 2.2 (Capitalization); Section 2.3(a) (Authorization); Section 2.10 (Taxes); Section 2.17 (Arrangements with Related Parties); Section 2.21 (Brokers or Finders); Section 3.1 (Ownership of Equity Securities); Section 3.2 (Authorization); Section 3.5 (Brokers or Finders); Section 4.2 (Authorization); and Section 4.6 (Brokers or Finders).

(xiv) “GAAP” means United States generally accepted accounting principles.

(xv) “Governing Documents” means, with respect to any particular Person: (A) if a corporation, the articles or certificate of incorporation and the bylaws of such entity; (B) if a general partnership, the partnership agreement and any statement of partnership; (C) if a limited partnership, the limited partnership agreement and the certificate of limited partnership; (D) if a limited liability company, the articles or certificate of organization or formation and the operating agreement or limited liability company agreement; (E) if another type of Person, any other charter or similar document adopted or filed in connection with the creation, formation or organization of such Person; (F) all equity holders’ agreements, voting agreements, voting trust agreements, joint venture agreements, registration rights agreements or other agreements or documents relating to the organization, management or operation of such Person or relating to the rights, duties and obligations of the equity holders of such Person; and (G) any amendment or supplement to any of the foregoing.

(xvi) “Government Contract” means any Commitment that (A) is between the Company or any of its subsidiaries and a Governmental Entity, or (B) is entered into by the Company or any of its subsidiaries as a subcontractor (at any tier) in connection with a contract between another entity and a Governmental Entity. “Government Contract Bid” means any bid, offer, proposal or quote for goods or services, including any software licenses, to be delivered to or in support of a Governmental Entity which, if accepted, would result in a Government Contract;

(xvii) “Governmental Entity” means any court, tribunal, arbitral body, government agency, department, regulatory or administrative authority, commission, board, bureau or instrumentality of the United States, any local, county, state, federal or political subdivision thereof, or any foreign governmental entity of any kind.

(xviii) “Intercompany Liability” means all Liabilities, Commitments, rights, interests or accounts between the Company or one of its subsidiaries, on the one hand, and Sellers, their parent entities or subsidiaries (as applicable) or any of their respective affiliates (other than the Company and its subsidiaries), on the other hand, excluding any employment agreements or any benefit arrangements disclosed in the Company Disclosure Schedule.

(xix) “Knowledge of the Company” and words of similar import mean the knowledge of John Zonghai Han or Diane Brunner, after due inquiry and reasonable investigation by such individuals of the records and Personnel of the Company and its subsidiaries.

(xx) “Law” means any local, county, state, federal, foreign or other constitution, law, statute, treaty, regulation, ordinance, code, common law or any rule, Order, decree, judgment, judicial consent, consent decree, edict, Permit, directive or governmental requirement enacted, promulgated, entered into, agreed or imposed by any Governmental Entity.

(xxi) “Liability” means any liability, obligation, deficiency (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due) of every kind and description, including any liability for Taxes, and any liability arising under any Commitment or undertaking.

(xxii) “Loss” or “Losses” means all damages, losses, obligations, Liabilities, Proceedings, Orders, Encumbrances, diminution of value, amounts paid in settlement, penalties, fines, assessments, Taxes, interest, costs and expenses, including costs and expenses of investigation, pursuit of claims and collection, defense, court costs and reasonable attorneys’ and consultants’ fees, investigation fees and expenses, and including consequential damages, but excluding any punitive damages (except where claimed by a third party). If (A) paid to a third party or (B) to the extent an expense or revenue item is recurring over a period of time such that a court of competent jurisdiction determines that a multiplier is appropriate to accurately determine the amount of damages or loss, any incidental, consequential, or exemplary damages, special damages, indirect damages, unrealized expectation, lost profits or other similar items or damages calculated using a “multiplier” or any similar method having a similar effect, shall be considered a Loss.

(xxiii) “Off-the-Shelf Software” means any commercially available, off-the-shelf software that is licensed in the ordinary course of business for use on desktop or laptop computers, mobile devices (including smartphones, tablets and e-readers), network servers or similar devices, other than through a written agreement executed by the licensee (such as via clickwrap, browsewrap, or shrinkwrap licenses or terms and conditions that are not substantially negotiable).  Desktop Software includes Microsoft Office and similar office productivity software (including individual programs contained therein), endpoint agents, web browsers and other Internet access software, and local operating systems such as iOS, macOS, Microsoft Windows, and Android.

(xxiv) “Order” means any order, writ, judgment, award, injunction, assessment, finding, decree, settlement agreement or consent agreement of any Governmental Entity.

(xxv) “Ordinary Course of Business” means any action taken by a Person if such action is consistent in nature, scope, magnitude and frequency with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person.

(xxvi) “Permit” means any license, permit, registration, variance, exemption, Consent, waiver, authorization, right, certificate, franchise, order or approval, qualification, or similar document or authority, and all pending applications therefor or renewals thereof.

(xxvii)   “Permitted Encumbrance” means any of the following: (A) statutory liens of landlords, carriers, workmen, warehousemen, repairmen, mechanics, contractors, materialmen and other similar Persons arising or incurred in the Ordinary Course of Business, and other liens imposed by applicable Laws for amounts which are not due and payable and which shall be paid in full and released at Closing; (B) purchase money liens securing rental payments under capital lease arrangements; and (C) any Encumbrances created as a result of any act taken by or through the Purchaser or any of its affiliates.

(xxviii)  “Person” means any individual, firm, corporation (including not-for-profit), partnership (whether general or limited), joint venture, association, limited liability company, joint-stock company, estate, trust, unincorporated organization, or any other entity or organization of any kind or nature, or any Governmental Entity, officer, department, commission, board, bureau or instrumentality thereof.

(xxix) “Personnel” means any current or former director, officer, employee, representative, agent or contractor of the Company or any of its subsidiaries.

(xxx) “Proceeding” means any demand, claim, action, dispute, cause of action, arbitration, audit, hearing, investigation, inquiry, litigation, suit, charge, complaint, grievance, allegation, indictment, assessment, or legal, administrative or other proceeding.

(xxxi) “Prohibited Person” means (A) a Person who is a “designated national,” “specially designated national,” “specially designated terrorist,” “specially designated global terrorist,” “foreign terrorist organization,” “specially designated narcotics trafficker” or “blocked person,” within the definitions set forth in the Foreign Assets Control Regulations contained in 31 C.F.R., Subtitle B, Chapter V, as amended (the “OFAC Regulations”), or who otherwise appears on the list of Specially Designated Nationals and Blocked Persons, Appendix A to the OFAC Regulations or is owned or controlled by a Person who appears on such list or (B) the government, including any political subdivision, agency, instrumentality or national thereof, of any country against which the United States maintains economic sanctions or embargos.

(xxxii)   “Proprietary Software” means Computer Software that is owned or purported to be owned by the Company or its subsidiaries (as opposed to be licensed from a third party).

(xxxiii)  “Reasonable Efforts” shall mean the commercially reasonable efforts that a reasonable prudent person desirous of achieving a result would use in similar circumstances to achieve that result as expeditiously as reasonably possible.

(xxxiv) “Related Agreements” means the Escrow Agreement, the Stockholders’ Agreement and the Amendment to Debt Conversion Agreement.

(xxxv) “subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or business entity of which (A) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other subsidiaries of that Person or a combination thereof, or (B) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity (other than a corporation) if such Person or Persons will be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or will be or control any manager, managing member, management agent, managing director or general partner of such limited liability company, partnership, association or other business entity. For purposes hereof, (A) references to a “subsidiary” of any Person will be given effect only at such times that such Person has one or more subsidiaries, and (B) unless otherwise indicated, the term “subsidiary” refers to a subsidiary of the Company.

(xxxvi) “Transfer Taxes” means all sales, use, value added, documentary, stamp, deed, registration, transfer, conveyance, recording, license and other similar Taxes, fees and charges (including all applicable real estate transfer Taxes).

(c) Any reference in this Agreement or any Related Agreement to any legislation or to any provision of any legislation shall include any amendment to, and any modification or re-enactment of, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.

(d) All references to dollar(s) or use of the $ symbol in this Agreement or any Related Agreement refer to U.S. dollars.

(e) The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

Section 8.3 Counterparts; Delivery. This Agreement may be executed in multiple original, PDF or facsimile counterparts, each of which shall be deemed an original, and all of which taken together shall be considered one and the same agreement. Each executed signature page to this Agreement and to each agreement and certificate delivered by a Party pursuant to this Agreement may be delivered by any of the methods described in Section 8.1 hereof, including via facsimile or e-mail, provided that such delivery is effected in accordance with the notice information provided for in Section 8.1 hereof. In the event that any signature to this Agreement or any agreement or certificate delivered pursuant hereto, or any amendment thereof, is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof. No Party shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver any such signature page or the fact that such signature was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation or enforceability of a contract and each Party forever waives any such defense.

Section 8.4 Entire Agreement. This Agreement (including the Company Disclosure Schedule and the other documents and the instruments referred to herein, including the Related Agreements) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties (including (a) the letter of intent between the Company and Purchaser, dated October 6, 2021, and (b) the Confidentiality Agreement) with respect to the subject matter of this Agreement and the Related Agreements; provided that no concession is made that any prior agreement or understanding (oral or otherwise) exists, other than such letter of intent and Confidentiality Agreement.

Section 8.5 Parties in Interest. This Agreement shall be binding upon and inure to the benefit of each of the Parties and their respective successors and permitted assigns and nothing in this Agreement is intended to confer any rights or remedies under or by reason of this Agreement on any Person other than Purchaser, the Company, each Seller, Sellers’ Representative and their respective successors and permitted assigns; provided, however, that the Purchaser Indemnified Parties and Seller Indemnified Parties shall be third-party beneficiaries of the covenants and agreements set forth in ARTICLE VII.

Section 8.6 Severability. The invalidity or unenforceability of any provision of this Agreement shall in no way affect the validity or enforceability of any other provision of this Agreement. Wherever possible, each provision hereof shall be interpreted in such a manner as to be effective and valid under Law. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision or provisions shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability, without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable.

Section 8.7 Governing Law. All issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement and the Schedules and Exhibits hereto shall be governed by, and construed in accordance with, the Laws of the State of Delaware without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. In furtherance of the foregoing, the internal law of the State of Delaware shall control the interpretation and construction of this Agreement (and all Schedules and Exhibits hereto), even though under that jurisdiction’s choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily apply.

Section 8.8 Dispute Resolution for Direct Claims. In the event of a Dispute (provided that for the avoidance of doubt, this Section 8.8 shall not be applicable with respect to any claim for indemnification for which a Litigation Notice was provided) and the Indemnifying Party disputes all or any part of the Indemnification Notice relating to such Dispute, Purchaser and Sellers’ Representative shall first attempt to resolve such Dispute through direct negotiations. Any Party may initiate this process by making a written demand for direct negotiation that describes the Dispute to be negotiated in reasonable detail. At either Party’s option, such direct negotiations may be held telephonically or in person. No settlement reached in such negotiations under this Section 8.8 shall be binding until reduced to a writing signed by the applicable Parties. If the Dispute is not resolved within 20 Business Days after the date of the demand for direct negotiation, then Sellers’ Representative and/or Purchaser may petition to any court of competent jurisdiction in accordance with and pursuant to Section 8.9 to resolve such Dispute. Nothing in this Section 8.8 shall prevent any party from seeking injunctive relief under Section 8.9 (which injunctive relief, for the avoidance of doubt, may be sought prior to complying with this Section 8.8).

Section 8.9 Court Proceedings; Jurisdiction. For the purpose of any Proceeding permitted by the terms of this Agreement to be filed in a court, which Proceeding is brought to enforce, challenge or construe the terms or making of this Agreement, and any Proceeding arising out of or related to this Agreement, each of the Parties submits to the exclusive jurisdiction of any state or federal court sitting in Ohio, in any such Proceeding, agrees that all claims in respect of any such Proceeding may be heard and determined in any such court and agrees not to bring any action or proceeding arising out of or relating thereto in any other court. Each of the Parties waives any defense of inconvenient forum to the maintenance of any such Proceeding so brought and waives any bond, surety or other security that might be required of any other Party with respect thereto.

Section 8.10 WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW, WHICH CANNOT BE WAIVED, FOR ANY PROCEEDING WHICH IS PERMITTED UNDER THIS AGREEMENT TO BE FILED IN A COURT, EACH PARTY HEREBY EXPRESSLY AND IRREVOCABLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN SUCH PROCEEDING, INCLUDING THOSE PROCEEDINGS TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS AGREEMENT OR UNDER ANY AMENDMENT, CONSENT, WAIVER, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED OR WHICH MAY IN THE FUTURE BE DELIVERED IN CONNECTION WITH ANY OF THEM OR ARISING FROM ANY RELATIONSHIP EXISTING IN CONNECTION WITH THIS AGREEMENT. EACH PARTY AGREES THAT IN ANY SUCH PROCEEDING, THE MATTERS SHALL BE TRIED TO A COURT AND NOT TO A JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 8.10.

Section 8.11 Service of Process. Each Party irrevocably consents to the service of summons and complaint and any other process outside the territorial jurisdiction of the courts referred to in Section 8.9 hereof in any Proceeding by sending or delivering a copy of the process to the Party to be served at the address of the Party and in the manner provided for the giving of notices in Section 8.1 hereof (except that email shall not be a permitted delivery means pursuant to this Section 8.11). Nothing herein shall affect the right of any Party to serve process in any other manner permitted by applicable Law.

Section 8.12 Recovery of Fees by Prevailing Party. In any action at law or in equity to enforce any of the provisions or rights under this Agreement, the Party which does not prevail in such litigation, as determined by the court in a final judgment or decree, shall pay to the prevailing Party all costs, expenses and reasonable attorneys’ fees incurred by the prevailing Party, including such costs, expenses and fees of any appeals. If the prevailing Party shall recover judgment in any action or proceeding, its costs, expenses and attorneys’ fees shall be included as part of such judgment.

Section 8.13 Specific Performance. Each Party acknowledges and agrees that the other Party or Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, each Party agrees that, without posting bond or other undertaking, the other Party or Parties will be entitled to an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement and to enforce specifically the provisions of this Agreement in any Proceeding from, by or before any Governmental Entity having jurisdiction over the parties and the matter in addition to any other remedy to which it may be entitled, at law or in equity. Each Party further agrees that, in the event of any such action for specific performance in respect of such breach or violation, it will not assert the defense that a remedy at law would be adequate or that the consideration reflected in this Agreement was inadequate or that the terms of this Agreement were not just and reasonable.

Section 8.14 Assignment. No Party to this Agreement shall have the right to assign or delegate his, her or its rights or duties hereunder, in whole or in part, without the prior written consent of the other parties to this Agreement in their sole discretion; provided, however, that Purchaser may assign any or all of its rights, interests and obligations under this Agreement to (a) one or more of its affiliates (in which case Purchaser nonetheless shall remain responsible for the performance of all of its obligations under this Agreement), (b) any subsequent purchaser of Purchaser or the Company or any of its subsidiaries or all or any part of the business or assets of the Company or any of its subsidiaries (whether such sale is structured as a sale of stock, a sale of assets, a merger or otherwise) or (c) any lender of Purchaser, the Company or any of its subsidiaries as security for obligations to such lender in respect of any financing arrangements entered into by Purchaser, the Company or any of its subsidiaries, and any refinancings, extensions, refundings or renewals thereof. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective permitted successors and assigns. Any purported assignment in violation of this Section 8.14 shall be void.

Section 8.15 Expenses. Except as set forth in this Agreement, all costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with this Agreement and the transactions contemplated hereby are to be paid, in the case of the Company, by the Company (if the transactions contemplated by this Agreement are not consummated), or will be treated as Transaction Expenses (if the transactions contemplated by this Agreement are consummated) to the extent unpaid at the Closing, and in the case of Purchaser, by Purchaser, and in the case of any Seller, by such Seller.

Section 8.16 Headings. Headings of the Articles and Sections of this Agreement, the Table of Contents, the Index of Exhibits, the Exhibits, the Index of Schedules, the Schedules, the Index of Defined Terms, and the schedules included in the Company Disclosure Schedule, are for convenience of the Parties only, and shall be given no substantive or interpretative effect whatsoever.

Section 8.17 Cumulative Remedies; No Waiver. Except as specifically set forth herein, the rights and remedies of the parties to this Agreement are cumulative and not alternative. No failure or delay on the part of any Party in exercising any right, power or remedy under this Agreement shall operate as a waiver of such right, power or remedy, and no single or partial exercise of any such right, power or remedy shall preclude any other or further exercise of such right, power or remedy or the exercise of any other right, power or remedy. To the maximum extent permitted by Law: (a) no claim or right arising out of this Agreement can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the Party or Parties against whom the waiver is to be effective; provided, however, that Sellers’ Representative may provide such a waiver for each Seller; (b) no waiver that may be given by a Party shall be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one Party shall be deemed to be a waiver of any obligation of that Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement.

Section 8.18 Schedules, Disclosure Schedule and Exhibits. The Schedules hereto, the Disclosure Schedule and the Exhibits hereto are hereby incorporated by reference into, and made a part of, this Agreement. The disclosure of any matter on a Section of the Disclosure Schedule shall be deemed to be a disclosure for each representation and warranty to which it is readily apparent on its face from the disclosure that such matters relate; provided, however, that the foregoing shall not apply to the representations and warranties contained in Section 2.7, Section 2.10, Section 2.11, Section 2.12 and Section 2.15 and each of such representations and warranties shall only be deemed to be modified by the Section of the Disclosure Schedule that is directly applicable to such Section. Any capitalized and undefined term used in any Section of the Disclosure Schedule shall have the same meaning that is assigned to such term in this Agreement.

[Signature page[s] follow.]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be signed as of the date first written above.

AMERI-CAN EDUCATION GROUP CORP.

By:	/s/ John Zonghai Han
	Name:	John Zonghai Han
	Title:	President

ELITE EDUCATION GROUP INTERNATIONAL LIMITED

By:	/s/ Zhenyu Wu
	Name:	Zhenyu Wu
	Title:	CFO

SELLERS’ REPRESENTATIVE:

/s/
JOHN ZONGHAI HAN

Signature Page to Stock Purchase Agreement

SELLERS:

/s/
Name:	MAX QINGFENG LIU
Address:

/s/
Name:	HIUMIN XU
Address:

AGAPA EDUCATION GROUP INC.

By:	/s/
	Name:	[*]
	Title:	[*]

Address:

ACCESS CANADA EDUCATION CORP.

By:	/s/
	Name:	[*]
	Title:	[*]

Address:

Signature Page to Stock Purchase Agreement